China Bottles Inc.
Huang Luahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

November 12, 2008

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
China Bottles Inc. (f/k/a Hutton Holdings Corporation) (the “Company”)
Form 10-KSB for Fiscal Year Ended June 30, 2007
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Form 10-Q/A for Fiscal Quarter Ended June 30, 2008
Form 8-K/A filed on August 21, 2008
File No. 0-51724

Dear Mr. Decker:

We transmit herewith for filing with the Securities and Exchange Commission as correspondence, one complete electronic version of each of the following draft reports: (1) the Company’s amended and restated Form 10-KSB for the fiscal year ended December 31, 2007 (the “December Form 10-KSB/A”); (2) the Company’s amended Form 10-QSB for the fiscal quarter ended March 31, 2008 (the “March Form 10-QSB/A”); and (3) the Company’s amended Form 10-QSB for the fiscal quarter ended June 30, 2008 (the “June Form 10-QSB/A”) (collectively, the “Draft Amended Reports”).

The Draft Amended Reports respond to the comments set forth in the Staff’s Letter dated November 5, 2008 (the “Staff’s Letter”). In order to facilitate your review of the Amended Reports, we have responded to each of the comments set forth in the Staff’s Letter on a point by point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the applicable Draft Amended Report, as filed with the Commission.

Mr. Rufus Decker
November 12, 2008

Form 10-K.SB/A for the Year Ended December 31, 2007

Financial Statements

Note 11- Income Taxes, page F-13

1.
We have read your response to comment four from our letter dated October 16, 2008. You indicate that there are no differences between the accounting and taxable income and expenses. It still remains unclear how you determined that there were no timing differences during the years ended December 31, 2007 and 2006. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined that there were no temporary differences during the years ended December 31, 2007 and 2006. Please also provide us with a comprehensive explanation that explains why the items mentioned above do not create timing differences between accounting and taxable income. Refer to SFAS 109 and revise your disclosures accordingly.

The Company has revised the Form 10-K/A to address the Staff’s comments.

Forms 10-Q/A for the Fiscal Quarters Ended March 31 2008 and June 30,2008

General

2.	Please address the comments above related to your Form 10-KSB/A in your Forms 10-Q/A for March 31, 2008 and June 30, 2008, as applicable.

The Company has revised the March Form 10-Q/A and June Form 10-Q/A to address the Staff’s comment related to its Form 10-KSB/A, as applicable.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any. action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA BOTTLES INC.

By:	/s/ Chong Hui Zhao
Chong Hui Zhao Chief Executive Officer

cc: Ernest Greene

DRAFT - 11/12/08

UNITES STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the quarterly period ended June 30, 2008

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 000-51724

CHINA BOTTLES INC.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	87-1578749
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675
(Address of Principal Executive Offices) (Zip Code)

(86) 763-4620777
(Issuer’s Telephone Number, including area code)

Check whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company  ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares outstanding of each of the issuer’s classes of equity as of the latest practicable date is stated below

Title of each class of Common Stock	Outstanding as of August 14, 2008
Common Stock, $0.001 par value	75,000,000 shares

Documents incorporated by reference: None

Transitional Small Business Disclosure Format: Yes ☐ No ☐

TABLE OF CONTENTS

Page
PART I.
FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements	1
Item 2. Management’s Discussion and Analysis or Plan of Operation	15
Item 3. Quantitative and Qualitative Disclosures about Market Risk	20
Item 4. Controls and Procedures	21

PART II.
OTHER INFORMATION
23
Item 1. Legal Proceedings	23
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	23
Item 3. Defaults Upon Senior Securities	23
Item 4. Submission of Matters to a Vote of Security Holders	23
Item 5. Other Information	23
Item 6. Exhibits	23

 This Form 10-QSB is being amended to provide additional disclosures regarding the acquisition of three operating companies and to provide pro forma financial statements and disclosures associated with these acquisitions.
PART I. FINANCIAL INFORMATION
 ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(RESTATED)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalent	$853,825	$1,375,786
Accounts receivable, net	15,258,885	1,494,539
Inventories	8,044,942	6,737,712
Notes receivable	160,488	-
Prepaid expenses and other receivables	6,869,671	2,112,535
Total current assets	31,187,811	11,720,572

PROPERTY, PLANT & EQUIPMENT, NET	4,034,798	3,636,505
LAND USE RIGHT, NET OF AMORTIZATION	247,237	229,689

TOTAL ASSETS	$35,469,846	$15,586,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Bank loans	$729,491	$1,777,389
Accounts payable	3,796,243	1,244,801
Accrued expenses and other payables	8,060,234	904,791
Amount due to a related party	418,107	1,556,986
Customers deposits	3,466,588	650,652
Income tax payable	1,837,667	1,001,257
Total current liabilities	18,308,330	7,135,876

TOTAL LIABILITIES	$18,308,330	$7,135,876

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 and 10,000,000 shares authorized; Nil and 5,000,000 shares issued and outstanding	-	5,000
Common stock, Par value $0.001; 175,000,000 shares and 50,000,000 shares authorized; 75,000,000 shares and 50,000,000 shares issued and outstanding	75,000	50,000
Additional paid in capital	2,665,900	2,685,900
Retained earnings	12,882,024	5,177,197
Other comprehensive income	1,538,592	532,793
TOTAL STOCKHOLDERS’ EQUITY	$17,161,516	$8,450,890

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$35,469,846	$15,586,766

 See accompanying notes to the condensed consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)
(RESTATED)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2008	2007	2008	2007

REVENUE	$24,769,485	$9,887,296	$39,215,089	$17,538,861

COST OF SALES	16,381,189	6,283,532	26,278,547	10,707,669

GROSS PROFIT	8,388,296	3,603,764	12,936,542	6,831,192

EXPENSES
General and administrative	984,060	251,271	1,657,519	556,807
Selling and distributions	480,590	259,555	1,159,773	550,975

TOTAL OPERATING EXPENSES	1,464,650	510,826	2,817,292	1,107,782

INCOME FROM CONTINUING OPERATIONS	6,923,646	3,092,938	10,119,250	5,723,410

OTHER INCOME
Sales of scraps	-	34,950	107,089	210,831
Sales of parts	-	36,029	-	39,142
Sales of materials	65,131	-	118,963	-
Settlement of debts	-	-	90,867	-
Subsidized income	78,576	-	78,576	-
Other income	62,140	59,346	90,136	59,346
Interest income	-	1,801	-	8,359
Interest expense	(84,166)	(6,373)	(209,849)	(18,994)

INCOME BEFORE PROVISION FOR INCOME TAXES	7,045,327	3,218,691	10,395,032	6,022,094

PROVISION FOR INCOME TAXES	2,185,098	722,651	2,690,205	1,244,183

NET INCOME	$4,860,229	$2,496,040	$7,704,827	$4,777,911

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation	467,179	55,816	1,005,799	66,302

COMPREHENSIVE INCOME	$5,327,405	$2,551,856	$8,710,626	$4,844,213

NET INCOME PER SHARE BASIC	$0.07	$0.08	$0.13	$0.16
WEIGHTED AVERAGE SHARES BASIC	72,252,747	29,750,000	61,126,374	29,750,000
NET INCOME PER SHARE DILUTED	$0.06	$0.05	$0.10	$0.09
WEIGHTED AVERAGE SHARES DILUTED	75,000,000	54,750,000	75,000,000	54,750,000

See accompanying notes to the condensed consolidated financial statements

2

CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(RESTATED)

	For the Six Months Ended June 30,
	2008	2007

Cash Flows From Operating Activities:
Net income	$7,704,827	$4,777,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	358,806	174,946
Amortization of land use rights	5,304	1,984
Changes in operating Assets and liabilities:
Increase in accounts receivable	(13,764,346)	(1,628,931)
Increase in notes receivable	(160,488)	-
Increase in inventories	(1,307,230)	(1,420,036)
Increase in prepaid expenses and other receivable	(4,757,136)	(975,721)
Increase in accounts payable	2,551,442	819,170
Increase in accrued expenses and other payables	7,155,443	1,230,518
Increase in customers deposits	2,815,936	2,042,886
Decrease in notes payable	-	(69,489)
Increase in taxes payable	836,410	1,199,040
Net cash provided by operating activities	1,438,968	6,152,278

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(757,100)	(248,854)
Purchase of land use right	(11,412)	-
Increase in amount due from a director	-	(275,120)
Net cash used in investing activities	(768,512)	(523,974)

Cash Flows From Financing Activities:
Decrease in amount due to a related party	(1,138,879)	-
Proceeds from bank loans	-	667,104
Repayment of bank loans	(1,047,898)	-
Decrease in amount due to a director	-	(673,276
Net cash (used in) / provided by financing activities	(2,186,777)	(6,172)

Net (decrease) / increase in cash	(1,516,321)	5,622,132

Effect of foreign exchange rate changes	994,360	(34,994)

Cash and Cash Equivalents at Beginning of Period	1,375,786	483,837

Cash and Cash Equivalents at the End of Period	$853,825	$6,070,975

See accompanying notes to the condensed consolidated financial statements

3

CHINA BOTTLES INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
JUNE 30, 2008

NOTE 1 - BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of China Bottles Inc. and subsidiaries (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Form 10-Q. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. However, the information included in these interim financial statements reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the management, necessary for the fair presentation of the consolidated financial position and the consolidated results of operation. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full year. The condensed consolidated balance sheet information as of December 31, 2007 was derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 10-KSB. These interim financial statements should be read in conjunction with that report.

All material inter-company accounts and transactions have been eliminated in consolidation.

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. See “Critical Accounting Policies and Estimates” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section below.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW PRONOUNCEMENT

(a) Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in Hong Kong and China through its wholly owned subsidiaries.

(b) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average, first in first out (FIFO) method of accounting.

(c) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a)	Persuasive evidence of an arrangement exists,
b)	Delivery has occurred or services have been rendered,
c)	The seller's price to the buyer is fixed or determinable, and
d)	Collectibility is reasonably assured.

(d) Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

4

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Three Months		For the Six Months
	Ended September 30,		Ended June 30,
	2008	2007	2008	2007
Numerator:
Net income available to common stockholders	$4,860,229	$2,496,040	$7,704,827	$4,777,911

Denominator:
Weighted-average common shares outstanding	72,252,747	29,750,000	61,126,374	29,750,000
Dilutive effect of preferred stock	2,747,253	25,000,000	13,873,626	25,000,000
Weighted-average common shares outstanding, assuming dilution	75,000,000	54,750,000	75,000,000	54,750,000

Net income per share
Basic	$0.07	$0.08	$0.13	$0.16
Diluted	$0.06	$0.05	$0.10	$0.09

(e) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepayments, notes receivable, other receivables, taxes payable, accounts payable, accrued expenses, debt, customer deposits and other payables. Management has estimated that the carrying amount approximates their fair value due to their short-term nature.

NOTE 5 - FOREIGN CURRENCY TRANSLATION

The accompanying condensed consolidated financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB) and Hong Kong dollar (HK$). Capital accounts of the consolidated financial statements are translated into US$ from RMB and HK$ at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	June 30, 2008	December 31, 2007

Period/Year end RMB : US$ exchange rate	6.854	7.314
Average RMB : US$ exchange rate for the reporting period/year	7.057	7.617

Period/Year end HK$ : US$ exchange rate	7.798	7.805
Average HK$ : US$ exchange rate for the reporting period/year	7.797	7.803

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

NOTE 6 - INVENTORIES

Inventories consisting of raw materials and finished goods are stated at the lower of weighted average cost or market value. Inventories are PET beverage bottles, beverage bottle production machineries, preform injection mold, blowing mold and the raw material to manufacture the bottles, mold and machineries.

5

Inventories as of June 30, 2008 and December 31, 2007 are summarized as follows:

	June 30, 2008	December 31, 2007

Raw materials	$3,719,615	$2,610,014
Work-in-progress	2,270,690	1,518,235
Finished goods	2,054,637	2,609,463

Total	$8,044,942	$6,737,712

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company’s wholly owned subsidiaries in China. Property, plant and equipment as of June 30, 2008 and December 31, 2007 are summarized as follows:

	June 30, 2008	December 31, 2007

At cost:
Buildings	$1,380,800	$1,277,126
Machinery and equipment	4,180,378	3,637,524
Motor Vehicles	430,262	324,416
Furniture and fixtures	224.420	219,695
	6,215,860	5,458,761

Less: Accumulated depreciation
Buildings	$198,442	$157,660
Machinery and equipment	1,706,533	1,440,136
Motor Vehicles	184,228	152,434
Furniture and fixtures	91,859	72,026
	2,181,062	1,822,256

Plant and equipment , net	$4,034,798	$3,636,505

Depreciation expense for the quarters ended June 30, 2008 and June 30, 2007, was $358,806 and $174,946, respectively.

NOTE 8 - SHORT TERM DEBT

All the short-term bank loans are repayable within 12 months and are unsecured.

Short-term loans are summarized as follows:

Due date	Interest rate per annum	June 30, 2008	December 31, 2007

June 27, 2008	8.541%	$-	$1,093,790
September 19, 2008	8.748%	729,491	683,599

NOTE 9 - INCOME TAX

(a) Corporation Income Tax ("CIT")

In accordance with the relevant tax laws and regulations of Hong Kong and PRC, the statutory corporate income tax rates are 17.5% for Hong Kong and 25% in PRC (2007: 33%). The corporate income tax rates applicable to the Company and its subsidiaries for the quarters ended June 30, 2008 and 2007 were as follows:

	June 30, 2008	June 30, 2007

Fogang Guozhu Plastics Co. Ltd.	25%	33%
Fogang Guozhu Blowing Equipment Co. Ltd.	25%	33%
Fogang Guozhu Precision Mold Co. Ltd	25%	33%

6

 The actual and effective corporate income tax was 25.9% and 20.7% for the quarters ended June 30, 2008 and 2007, respectively.

	For the period ended June 30,
	2008	2007

Computed “expected” tax expense	$2,690,205	$1,244,183
Permanent expenses	-	-

Income tax expense	$2,690,205	$1,244,183

The provisions for income taxes for each of the two periods ended June 30, 2008 and 2007 are summarized as follows:

	As of June 30
	2008	2007

Current	$2,690,205	$1,244,183
Deferred	-	-

Total income tax expenses	$2,690,205	$1,244,183

Under the provisions of FAS 109, deferred tax assets and liabilities are recognized for temporary differences.  The Company has examined provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, and while there were certain temporary differences, such temporary differences were immaterial to the Company.

One of the subsidiaries of the Company, Fogang Guozhu Precision Mold Co. Ltd. enjoys a tax holiday for the year of 2006 and 2007 and the corresponding taxable profits are exempted from enterprise income tax. Save as mentioned above, there are no differences between the accounting and taxable income and expenses of the Company.

(b) Value Added Tax ("VAT")

There is no VAT under current tax laws in Hong Kong.

In accordance with the current tax laws in the PRC, the VAT rate for the PRC subsidiaries for export sales is 8.5% to 10% and domestic sales is 17%. VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payables in the accompanying condensed consolidated balance sheets.

NOTE 10 - RELATED PARTY TRANSACTIONS

Due to a related party represented a loan from a shareholder as of June 30, 008 for the purposes of working capital. The amount is unsecured, interest-bearing at 6% per annum and repayable within 12 months.

NOTE 11 - PREFERRED STOCK

The Company has 25,000,000 shares of Series A Convertible Preferred Stock authorized at $0.001 par value per share (the “Preferred Stock”).

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of Preferred Stock. Each share of Preferred Stock is convertible into 5 shares of the Company’s common stock, par value $.001 per share. On April 11, 2008, the 5,000,000 Preferred Stock were converted into 25,000,000 common stocks of the Company.

On April 11, 2008, the 5,000,000 shares of Preferred Stock were converted into 25,000,000 shares of common stocks of the Company.

NOTE 12 - COMMON STOCK

The Company has 175,000,000 shares of common stock authorized at $0.001 par value per share.

7

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquire 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of Preferred Stock. Immediately following completion, the Company had a total of approximately 50,000,000 shares of common stock issued and outstanding. On April 11, 2008, the 5,000,000 Preferred Stock were converted into 25,000,000 common stocks of the Company.

On April 11, 2008, the 5,000,000 shares of Preferred Stock were converted into 25,000,000 shares of common stocks of the Company.

NOTE 13 - COMMITMENTS

The Company has capital commitments for $766,000 as of June 30, 2008.

The Company entered into unconditional purchase commitments for raw materials, packing materials and advertising for $0 within one year as of June 30, 2008.

As of June 30, 2008, the Company had remaining outstanding commitments with respect to its non-cancelable operating leases for its office amounted to $14,083 within one year and $16,751 over one year.

NOTE 14 - RESTATEMENT

The Company has restated its previously issued consolidated financial statements for the quarterly period ended June 30, 2008. The balance sheets as of June 30, 2008 and December 31, 2007, and the results of operations and cash flows for the three and six months ended June 30, 2008 and 2007 have been restated from amounts previously reported.

The Company is restating its financial statements to correct the application of an accounting principle involving the reporting of a business combination which has resulted in a change in the reporting entity. China Valley Development Limited (CVDL) was incorporated under the laws of the British Virgin Islands on July 5, 2005. On August 24, 2007 CVDL acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company (Guozhu). On August 16, 2007 Guozhu acquired Fogang Gouzhu Plastics Company Limited, Guangdon Guozhu Precison Mold Company Limited and Excellent Frame Investments Limited, a Company that owned 100% of an operating subsidiary, Fogang Guozhu Blowing Equipment Company Limited.

The business combination between CVDL and Guozhu transacted on August 24, 2007 was reported as a business combination with entities under common control, as the sole shareholder of the Company was also the sole shareholder of Guozhu. But the acquisitions of the three operating companies on August 16, 2007 were reported using the purchase method of accounting. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for acquisitions of entities under common control. Using this method of accounting, Guozhu along with its operating subsidiaries is considered to be the accounting acquirer and the historical results of Guozhu and its operating subsidiaries should be reported in the financial statements of the Company.

8

The following tables summarize the impact of the restatement adjustments on the previously issued consolidated balance sheets as of June 30, 2008 and December 31, 2007.

	June 30, 2008
	As previously reported	Total adjustments	As restated

ASSETS
CURRENT ASSETS
Cash and cash equivalent	$853,825	$-	$853,825
Accounts receivable, net	15,258,885	-	15,258,885
Inventories	8,044,942	-	8,044,942
Notes receivable	160,488	-	160,488
Prepaid expenses and other receivables	5,379,905	1,489,766	6,869,671
Total current assets	29,698,045	1,489,766	31,187,811

PROPERTY, PLANT & EQUIPMENT, NET	4,034,798	-	4,034,798
LAND USE RIGHT, NET OF AMORTIZATION	247,237	-	247,237

TOTAL ASSETS	$33,980,080	$1,489,766	$35,469,846

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Bank loans	$729,491	$-	$729,491
Accounts payable	3,796,243	-	3,796,243
Accrued expenses and other payables	8,060,234	-	8,060,234
Amount due to a related party	802,440	(384,333)	418,107
Customers deposits	3,466,588	-	3,466,588
Income tax payable	1,837,667	-	1,837,667
Total current liabilities	18,692,663	(384,333)	18,308,330

TOTAL LIABILITIES	18,692,663	(384,333)	18,308,330

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; $0.001 par value; Nil shares issued and outstanding	-	-	-
Common stock, Par value $0.001; 175,000,000 shares authorized; 75,000,000 shares issued and outstanding	75,000	-	75,000
Additional paid-in capital	2,281,567	384,333	2,665,900
Retained earnings	11,448,694	1,433,330	12,882,024
Other comprehensive income	1,482,156	56,436	1,538,592
TOTAL STOCKHOLDERS’ EQUITY	15,287,417	1,874,099	17,161,516

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$33,980,080	$1,489,766	$35,469,846

9

	December 31, 2007
	As previously reported	Total adjustments	As restated
ASSETS		-
CURRENT ASSETS		-
Cash and cash equivalents	$1,375,786	$-	$1,375,786
Accounts receivable, net	1,494,539	-	1,494,539
Inventories	6,737,712	-	6,737,712
Prepaid expenses and other receivables	2,112,535	-	2,112,535
Total current assets	11,720,572	-	11,720,572
		-
PROPERTY, PLANT & EQUIPMENT, NET	3,636,505	-	3,636,505
LAND USE RIGHT, NET	229,689	-	229,689
TOTAL ASSETS	$15,586,766	$-	$15,586,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,244,801	$-	$1,244,801
Accrued expenses and other payables	904,791	-	904,791
Amount due to a related company	3,508,083	(1,951,097)	1,556,986
Customers deposits	650,652	-	650,652
Short term bank loans	1,777,389	-	1,777,389
Taxes payable	1,001,257	-	1,001,257
Total current liabilities	9,086,973	(1,951,097)	7,135,876

TOTAL LIABILITIES	9,086,973	(1,951,097)	7,135,876

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	-	5,000
Common stock, Par value $0.001, 50,000,000 shares authorized; 50,000,000 shares issued and outstanding	50,000	-	50,000
Additional paid-in capital	2,303,657	382,243	2,685,900
Retained earnings	3,741,777	1,435,420	5,177,197
Other comprehensive income	399,359	133,434	532,793
TOTAL STOCKHOLDERS’ EQUITY	6,499,793	$1,951,097	8,450,890

TOTAL LIABILITIES AND EQUITY	$15,586,766	$-	$15,586,766

10

The following table summarizes the impact of the restatement adjustments on the consolidated statements of operations for the three months ended June 30, 2008 and 2007:

	For the Three Months Ended June 30, 2008			For the Three Months Ended June 30, 2007
	As previously reported	Total adjustments	As restated	As previously reported	Total adjustments	As restated
REVENUE	$24,631,687	$137,798	$24,769,485	$-	$9,887,296	$9,887,296
COST OF SALES	16,622,697	(241,508)	16,381,189	-	6,283,532	6,283,532
GROSS PROFIT	8,008,990	379,306	8,388,296	-	3,603,764	3,603,764

EXPENSES
General and administrative	984,060	-	984,060	-	251,271	251,271
Selling and distributions	480,590	-	480,590	-	259,555	259,555
Finance	84,166	(84,166)	0	-	-	-
TOTAL OPERATING EXPENSES	1,548,816	(84,166)	1,464,650	-	510,826	510,826

INCOME FROM CONTINUING OPERATIONS	6,460,174	463,472	6,923,646	-	3,092,938	3,092,938

OTHER INCOME	585,153	(585,153)	-	-	-	-
Sales of scraps	-	-	-	-	34,950	34,950
Sales of parts	-	-	-	-	36,029	36,029
Sales of materials	-	65,131	65,131	-	-	-
Settlement of debts	-	-	-	-	-	-
Subsidized income	-	78,576	78,576	-	-	-
Other income	-	62,140	62,140	-	59,346	59,346
Interest income	-	-	-	-	1,801	1,801

INTEREST EXPENSES	-	(84,166)	(84,166)	-	(6,373)	(6,373)

INCOME BEFORE PROVISION FOR INCOME TAXES	7,045,327	-	7,045,327	-	3,218,691	3,218,691

PROVISION FOR INCOME TAXES	2,185,098	-	2,185,098	-	722,651	722,651

NET INCOME	$4,860,229	$-	$4,860,229	$-	$2,496,040	$2,496,040

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation	467,179	-	467,179	-	55,816	55,816
COMPREHENSIVE INCOME	$5,327,405	$-	$5,327,405	$-	$2,551,856	$2,551,856

NET INCOME PER SHARE - BASIC	$0.07		$0.07	$-		$0.08
WEIGHTED AVERAGE SHARES - BASIC	75,000,000		72,252,747	-		29,750,000
NET INCOME PER SHARE - DILUTED	$0.07		$0.06	$-		$0.05
WEIGHTED AVERAGE SHARES - DILUTED	75,000,000		75,000,000	-		54,750,000

11

The following table summarizes the impact of the restatement adjustments on the consolidated statements of operations for the six months ended June 30, 2008 and 2007:

	For the Six Months Ended June 30, 2008			For the Six Months Ended June 30, 2007
	As previously reported	Total adjustments	As restated	As previously reported		Total adjustments	As restated
REVENUE	$38,356,217	$858,872	$39,215,089		$-	$17,538,861	$17,538,861
COST OF SALES	26,278,547	-	26,278,547		-	10,707,669	10,707,669
GROSS PROFIT	12,077,670	858,872	12,936,542		-	6,831,192	6,831,192

EXPENSES
General and administrative	1,657,519	-	1,657,519		-	556,807	556,807
Selling and distributions	1,159,773	-	1,159,773		-	550,975	550,975
Finance	209,849	(209,849)	-
TOTAL OPERATING EXPENSES	3,027,141	(209,849)	2,817,292		-	1,107,782	1,107,782

INCOME FROM OPERATIONS	9,050,529	1,068,721	10,119,250		-	5,723,410	5,723,410

OTHER INCOME	1,344,503	(1,344,503)	-
Sales of scraps	-	107,089	107,089		-	210,831	210,831
Sales of parts	-	0	-		-	39,142	39,142
Sales of materials	-	118,963	118,963		-	-	-
Settlement of debts	-	90,867	90,867		-	-	-
Subsidized income	-	78,576	78,576		-
Other income	-	90,136	90,136		-	59,346	59,346
Interest income	-	-	-		-	8,359	8,359

INTEREST EXPENSES	-	(209,849)	(209,849)		-	(18,994)	(18,994)

INCOME BEFORE PROVISION FOR INCOME TAXES	10,395,032	-	10,395,032		-	6,022,094	6,022,094

PROVISION FOR INCOME TAXES	2,690,205	-	2,690,205		-	1,244,183	1,244,183

NET INCOME	$7,704,827	$-	$7,704,827		$-	$4,777,911	$4,777,911

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation	1,082,797	(76,998)	1,005,799		-	66,302	66,302

COMPREHENSIVE INCOME	$8,787,624	$(76,998)	$8,710,626		$-	$4,844,213	$4,844,213

NET INCOME PER SHARE BASIC	$0.12		$0.13	$	N/A		$0.16
WEIGHTED AVERAGE SHARES BASIC	75,000,000		61,126,374		N/A		29,750,000
NET INCOME PER SHARE DILUTED	$0.12		$0.10	$	N/A		$0.09
WEIGHTED AVERAGE SHARES DILUTED	75,000,000		75,000,000		N/A		54,750,000

12

The following table summarizes the impact of the restatement adjustments on the consolidated statements of cash flows for the six months ended June 30, 2008 and 2007:

	For the Six Months Ended June 30, 2008
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$7,704,827	$-	$7,704,827
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	358,806	-	358,806
Amortization of land use rights	5,304	-	5,304
Changes in operating Assets and liabilities:
Increase in accounts receivable	(13,764,346)	-	(13,764,346)
Increase in notes receivable	(160,488)		(160,488)
Increase in inventories	(1,307,230)	-	(1,307,230)
Increase in prepaid expenses and other receivable	(3,267,370)	(1,489,766)	(4,757,136)
Increase in accounts payable	2,551,442	-	2,551,442
Increase in accrued expenses and other payables	7,155,443	-	7,155,443
Increase in customers deposits	2,815,936	-	2,815,936
Increase in taxes payable	836,410	-	836,410
Net cash provided by operating activities	2,928,734	(1,489,766)	1,438,968

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(757,100)	-	(757,100)
Purchase of land use right	(11,412)	-	(11,412)
Net cash used in investing activities	(768,512)	-	(768,512)

Cash Flows From Financing Activities:
Decrease in amount due to a related party	(2,705,643)	1,566,764	(1,138,879)
Repayment of bank loans	(1,047,898)	-	(1,047,898)
Net cash (used in) / provided by financing activities	(3,753,541)	1,566,764	(2,186,777)

Net (decrease) in cash and cash equivalents	(1,593,319)	76,998	(1,516,321)

Effect of foreign exchange rate changes	1,071,358	(76,998)	994,360

Cash and Cash Equivalents at Beginning of Period	1,375,786	-	1,375,786

Cash and Cash Equivalents at the End of Period	$853,825	$-	$853,825

13

	For the Six Months Ended June 30, 2007
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$-	$4,777,911	$4,777,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	-	174,946	174,946
Amortization of land use rights	-	1,984	1,984
Changes in operating Assets and liabilities:
Increase in accounts receivable	-	(1,628,931)	(1,628,931)
Increase in notes receivable
Increase in inventories	-	(1,420,036)	(1,420,036)
Increase in prepaid expenses and other receivable	-	(975,721)	(975,721)
Increase in accounts payable	-	819,170	819,170
Increase in accrued expenses and other payables	-	2,042,886	2,042,886
Increase in customers deposits	-	1,230,518	1,230,518
Decrease in notes payable	-	(69,489)	(69,489)
Increase in taxes payable	-	1,199,040	1,199,040
Net cash provided by operating activities	-	6,152,278	6,152,278

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	-	(248,854)	(248,854)
Purchase of land use right	-	0	0
Increase in amount due from a director	-	(275,120)	(275,120)
Decrease in amount due to a director	-	(673,276)	(673,276)
Net cash used in investing activities	-	(1,197,250)	(1,197,250)

Cash Flows From Financing Activities:
Decrease in amount due to a related party
Proceeds from bank loans	-	667,104	667,104
Repayment of bank loans	-	0	0
Net cash (used in) / provided by financing activities	-	667,104	667,104

Net increase in cash and cash and cash equivalents	-	5,622,132	5,622,132

Effect of foreign exchange rate changes	-	(34,994)	(34,994)

Cash and Cash Equivalents at Beginning of Period	-	483,837	483,837

Cash and Cash Equivalents at the End of Period	$-	$6,070,975	$6,070,975

14

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," "CBTT believes," "management believes" and similar language. The forward-looking statements are based on the current expectations of CBTT and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. The actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update them.

Investors are also advised to refer to the information in our filings with the Securities and Exchange Commission, specifically Forms 10-KSB, 10-QSB and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks and uncertainties or potentially inaccurate assumptions.

Except as otherwise indicated by the context, references in this Form 10-Q to “CBTT,” “we,” “us,” “our,” “the Registrant”, “our Company,” or “the Company” are to China Bottles, Inc., a Nevada corporation and its consolidated subsidiaries. Unless the context otherwise requires, all references to (i) “BVI” are to British Virgin Islands; (ii) “PRC” and “China” are to the People’s Republic of China; (iii) “U.S. dollar,” “$” and “US$” are to United States dollars; (iv) “RMB” are to Yuan Renminbi of China; (v) “Securities Act” are to the Securities Act of 1933, as amended; and (vi) “Exchange Act” are to the Securities Exchange Act of 1934, as amended.

Corporate Overview

We were incorporated under the laws of the State of Nevada on February 26, 2001, as Geraco, Inc. (Geraco). On December 15, 2004, Geraco completed the acquisition of all the issued and outstanding stock of Hutton Financial Services, Inc. (Hutton), a Nevada corporation, and changed its name to Hutton Holdings Corporation.

On August 26, 2007, we entered into and closed an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”), Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL. We acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of preferred stock. Immediately following completion we had a total of approximately 50,000,000 shares of common stock and 5,000,000 shares of preferred stock issued and outstanding. This business combination has been accounted for as a reverse merger with China Valley being the accounting acquirer. Accordingly, the Company’s historical financial statements have been prepared to give retroactive effect to the reverse merger, and represent the operations of China Valley.

China Valley acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company on August 24, 2007. Since the ownership of the Company and Guozhu Holdings Limited were the same and they were under the control of one same shareholder, the merger was accounted for as a transaction between entities under common control, whereby the Company recognized the assets and liabilities transferred at their carrying amounts. Accordingly, China Valley’s historical financial statements have been prepared to give retroactive effect to the merger, and represent the operations of the Company and Guozhu Holdings Limited.

On August 16,, 2007, Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, Guozhu Holdings Limited’s wholly owned subsidiary registered in Hong Kong, Guozhu Holdings Limited also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company. Since Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies were under the control of one same shareholder, these mergers were accounted for as transactions among entities under common control, whereby Guozhu Holdings Limited recognized the assets and liabilities transferred at their carrying amounts. Accordingly, Guozhu Holdings Limited’s historical financial statements have been prepared to give retroactive effect to the mergers, and represent the operations of Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are the manufacturing and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are the manufacturing and sale of blowing equipment and plastic production machinery. The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

15

Critical Accounting Policies and Estimates

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our condensed consolidated financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations.

We recognize revenue in accordance with Staff Accounting Bulletin ("SAB") No. 104. All of the following criteria must exist in order for us to recognize revenue:

1. Persuasive evidence of an arrangement exists;
2. Delivery has occurred or services have been rendered;
3. The seller's price to the buyer is fixed or determinable; and
4. Collectability is reasonably assured.

The majority of the Company's revenue results from sales contracts with direct customers and revenues are generated upon the shipment of goods. The Company's pricing structure is fixed and there are no rebate or discount programs. Management conducts credit background checks for new customers as a means to reduce the subjectivity of assuring collectability. Based on these factors, the Company believes that it can apply the provisions of SAB 104 with minimal subjectivity.

Recent Accounting Pronouncements

The Company does not expect the adoption of any recent accounting pronouncements will have any material impact on its financial statements.

16

Results of Operations

Three Months Ended June 30, 2008 as Compared to Three Months Ended June 30, 2007

The following table summarizes the results of our operations during the three months periods ended June 30, 2008 and 2007, and provides information regarding the dollar and percentage increase or (decrease) from the three months period ended June 30, 2008 to the three months period ended June 30, 2007.

	Three months ended June 30,
	2008	2007	Increase	% increase

Revenue	$24,769,485	$9,887,296	14,882,189	151%
Cost of Goods Sold	16,381,189	6,283,532	10,097,657	161%
Gross Profit	8,388,296	3,603,764	4,784,532	133%
Sales and Marketing Expenses	480,590	259,555	221,035	85%
General and Administrative Expenses	984,060	251,271	732,789	292%
Total Operating Expenses	1,464,650	510,826	953,824	187%
Income from Operation	6,923,646	3,092,938	3,830,708	124%
Other Income (expense)	205,847	132,126	73,721	56%
Interest Expenses	(84,166)	(6,373)	(77,793)	1221%
Income before Income Tax	7,045,327	3,218,691	3,826,636	119%
Provision for Taxes	2,185,098	722,651	1,462,447	202%
Net income	4,860,229	2,496,040	2,364,189	95%

Revenues

Sales revenue increased from $9,887,296 for the three months period ended June 30, 2007 to $24,769,485 for the same period of 2008, an increase of 14,882,189 or 151%. In terms of product lines, sales of blowing machines, molding and bottles production grew from $6,410,695, $2,754,381 and $712,901 for the second quarter of 2007, respectively, to $16,821,840, $5,997,531 and $1,950,114 for the same period of 2008, an increase of $10,411,145, $3,243,150 and $1,237,213 respectively.

The increase in revenue was mainly due to the continuous increase in sales of our automatic blowing machines and 32- cavity and 48-cavity preform molds driven by the high demand from the drinks and beverage industry. During the period, more middle sized or above bottle drinks production companies continued to upgrade their production lines to high speed blowing machines and molding machines with high number of cavity, say 36 to 48 in order to satisfy the growing demand of bottles drinks in the consumer market in China. In the period, we were expanding our product line in automatic blowing machines and added more new features in this product line to expand our market penetration and capture the high demand in both China and overseas market so as to expand our market penetration.

Cost of goods sold and gross profit

Cost of goods sold for the three months period ended June 30, 2008 was $16,381,189, an increase of $10,097,657 or 161% compared to $6,283,532 of the same period in 2007. The increase of cost of good was a result of increase in sales.

Our gross profit increased $4,784,532, or 133%, to $8,388,296 for the quarter ended June 30, 2008 from $3,603,764 during the same period in 2007. Gross profit as a percentage of revenue was 34% for the second quarter of 2008, a decrease of 2% from 36% during the same period in 2007. While molding products had a 2% increase in gross profit as a percentage of revenues to 46% for the second quarter of 2008 compared to that of second quarter of 2007, blowing machines and bottle production had a decrease of 3% and 9% to 31% and 21%, respectively. In the period, we successfully increased unit selling price of our molding products to enhance our gross profit ratio and to compensate the increase in price level of raw material cost and direct labor cost which reduced our gross profit ratio in both blowing machines and bottles production business.

Sales and marketing

Selling and marketing expenses, including distribution expenses increased from $259,555 in the second quarter of 2007 to $480,590 for the same period of 2008, or an increase of 221,035.

The increase in the selling and marketing expenses is primary due to the increase in advertising, marketing and exhibition cost and traveling cost because of the increase in sales activities and participation of more overseas exhibitions in the second quarter of 2008. The selling and marketing expenses for the second quarter of 2008 mainly consisted of advertising, marketing and exhibition cost and traveling expenses.

17

General and Administrative

General and administrative expenses increased from $251,271 for the three months period ended June 30, 2007 to $984,060 for the same period of 2008, or an increase of 732,789.

The increase in general and administrative expenses in the second quarter of 2008 compared to that of the same period of 2007 was primarily due to the expansion of operation which led to the increase in staff cost, traveling and entertainment and due to the listing obligation which incurred more legal and professional cost. The general and administrative expenses for the second quarter of 2008 mainly consisted of staff cost, traveling and entertainment and legal and professional cost.

Income before income tax and income taxes expenses

Income before income tax was $7,045,327 for the second quarter of 2008 compared to $3,218,691 for the same period of 2007, representation an increase of $3,826,636. The increase was mainly due to the increase in revenue.

Provision for taxes

Provision for taxation for the three months period ended June 30, 2008 was $2,185,098, compared to $722,651 for the three months period ended June 30, 2007. The Company’s effective tax rate for the second quarter of 2008 was 31.0%.

Net income

Net income for the second quarter of 2008 was $4,860,229, representing an increase of $2,364,189 from the same period in 2007. The increase was mainly due to the increase in revenue and hence net income because of the increase in sale of automatic blowing machines and molds from the drinks and beverage industry. Net margin for the second quarter of 2008 was 19.6%

Six Months Ended June 30, 2008 as Compared to Six Months Ended June 30, 2007

The following table summarizes the results of our operations during the six months periods ended June 30, 2008 and 2007, and provides information regarding the dollar and percentage increase or (decrease) from the six months period ended June 30, 2008 to the six months period ended June 30, 2007.

	Six months ended June 30,
	2008	2007	Increase	% increase

Revenue	$39,215,089	$17,538,861	21,676,228	124%
Cost of Goods Sold	26,278,547	10,707,669	15,570,878	145%
Gross Profit	12,936,542	6,831,192	6,105,350	89%
Sales and Marketing Expenses	1,159,773	550,975	608,798	110%
General and Administrative Expenses	1,657,519	556,807	1,100,712	198%
Total Operating Expenses	2,817,292	1,107,782	1,709,510	154%
Income from Operation	10,119,250	5,723,410	4,395,840	77%
Other Income (expense)	485,631	317,678	167,953	53%
Interest Expenses	(209,849)	(18,994)	(190,855)	1005%
Income before Income Tax	10,395,032	6,022,094	4,372,938	73%
Provision for Taxes	2,690,205	1,244,183	1,446,022	116%
Net income	7,704,827	4,777,911	2,926,916	61%

Revenues

Sales revenue increased from $17,538,861 for the six months period ended June 30, 2007 to $39,215,089 for the same period of 2008, an increase of 21,676,228 or 124%. In terms of product lines, sales of blowing machines, molding and bottles production grew from $11,475,679, $4,706,359 and $1,327,781 for the first six months of 2007, respectively, to $25,990,444, $10,121,123 and $3,103,522 for the same period of 2008, an increase of $14,514,765, $5,414,764 and $1,775,741 respectively.

The increase in revenue was mainly due to the continuous increase in sales of our automatic blowing machines and 32- cavity and 48-cavity preform molds driven by the high demand from the drinks and beverage industry. During the period, more middle sized or above bottle drinks production companies continued to upgrade their production lines to high speed blowing machines and molding machines with high number of cavity, say 36 to 48 in order to satisfy the growing demand of bottles drinks in the consumer market in China. In the period, we were expanding our product line in automatic blowing machines and added more new features in this product line to expand our market penetration and capture the high demand in both China and overseas market so as to expand our market penetration.

18

Cost of goods sold and gross profit

Cost of goods sold for the six months period ended June 30, 2008 was $26,278,547, an increase of $15,570,878 or 145% compared to $10,707,669 for the same period in 2007. The increase of cost of good was a result of increase in sales.

Our gross profit increased $6,105,350, or 89%, to $12,936,542 for the six months period ended June 30, 2008 from $6,831,192 during the same period in 2007. Gross profit as a percentage of revenue was 33% for the six month period ended June 30, 2008, a decrease of 6% from 39% during the same period in 2007. While molding products had a 1% increase in gross profit as a percentage of revenues to 44% for the second quarter of 2008 compared to that of second quarter of 2007, blowing machines and bottle production had a decrease of 8% and 6% to 30% and 22%, respectively. In the period, we successfully increased unit selling price of our molding products to enhance our gross profit ratio and to compensate the increase in price level of raw material cost and direct labor cost which reduced our gross profit ratio in both blowing machines and bottles production business.

Sales and marketing

Selling and marketing expenses, including distribution expenses increased from $505,975 in the first half of 2007 to $1,159,773 for the same period of 2008, or an increase of 608,798.

The increase in the selling and marketing expenses is primary due to the increase in advertising, marketing and exhibition cost and traveling cost because of the increase in sales activities and participation of more overseas exhibitions in the first half of 2008. The selling and marketing expenses for the first half of 2008 mainly consisted of advertising, marketing and exhibition cost and traveling expenses.

General and Administrative

General and administrative expenses increased from $556,807 for the six months period ended June 30, 2007 to $1,657,519 for the same period of 2008, or an increase of 1,100,712.

The increase in general and administrative expenses in the first half of 2008 compared to that of the same period of 2007 was primarily due to the expansion of operation which led to the increase in staff cost, traveling and entertainment and due to the listing obligation which incurred more legal and professional cost. The general and administrative expenses for the first half of 2008 mainly consisted of staff cost, traveling and entertainment and legal and professional cost.

Income before income tax and income taxes expenses

Income before income tax was $10,395,032 for the first half of 2008 compared to $6,022,094 for the same period of 2007, representation an increase of $4,372,938. The increase was mainly due to the increase in revenue.

Provision for taxes

Provision for taxation for the six months period ended June 30, 2008 was $2,690,205, compared to $1,244,183 for the same period of 2007. The Company’s effective tax rate for first half of 2008 was 25.9%.

Net income

Net income for the first half of 2008 was $7,704,827, representing an increase of $2,926,916 from the same period in 2007. The increase was mainly due to the increase in revenue and hence net income because of the increase in sale of automatic blowing machines and molds from the drinks and beverage industry. Net margin for the first half of 2008 was 19.6%.

Liquidity and Capital Resources

Cash

Our cash balance at June 30, 2008, was $853,825, representing a decrease of $521,961 compared with our cash balance of 1,375,786 at December 31, 2007.

19

Cash Flow

	Six months ended June 30
	2008	2007
Net cash provided by operating activities	$1,438,968	$6,152,278
Net cash used in investing activities	$(768,512)	$(523,974)
Net cash (used in) / provided by financing activities	$(2,186,777)	$(6,172)
Net (decrease) / increase in cash	$(1,516,321)	$5,622,132

Cash inflows from operations during the six months ended June 30, 2008 amounted to $1,438,968 as compared to net cash inflows from operations of $6,152,278 in the same period of 2007. The decrease in cash inflow was mainly due to payments to our suppliers as deposits to secure the supplies of raw material, higher level of inventories for the business expansion and increase in account receivable because of increase in revenue but with decreasing gross profit ratio.

Our cash outflows used in investing activities during the six months ended June 30, 2008 amounted to $768,512 as compared to the net cash used in investing activities amounted to 523,974 in the same period of 2007. During that period, we purchased equipment and acquired land use rights for the expansion of our production capacity.

Our cash outflows for financing activities amounted to $2,186,777 in the six months ended June 30, 2008 as compared to cash outflows of $6,172 from financing activities in the same period last year. The increase in cash outflow for financing activities was primarily due to the repayment of bank loan and decrease in amount due to related parties.

Working Capital

Our working capital was $12,879,481 at June 30, 2008.

We currently generate our cash flow through our operations. We believe that our cash flow generated from operations will be sufficient to sustain operations for at least the next 12 months. There is no identifiable expansion plan as of June 30, 2008, but from time to time, we may identify new expansion opportunities for which there will be a need for the use of cash.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign exchange fluctuations and interest rates, which could impact our results of operations and financial position. We do not currently engage in any hedging or other market risk management tools, and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the Chinese Renminbi (“RMB”), could adversely affect our financial results. During the period ended June 30, 2008, approximately all of our sales are denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same respective currency, thereby mitigating our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our price not being competitive in a market where business is transacted in the local currency. All of our sales and expenses denominated in foreign currencies are denominated in the RMB. Our principal exchange rate risk therefore exists between the U.S. dollar and this currency. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact our non-operating income/expense levels in the respective period and are reported in other (income) expense, net in our combined consolidated financial statements. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Interest Rate Risk

Changes in interest rates may affect the interest paid (or earned) and therefore affect our cash flows and results of operations. However, we do not believe that this interest rate change risk is significant.

20

Inflation

Inflation has not had a material impact on the Company's business in recent years.

Currency Exchange Fluctuations

All of the Company's revenues and a majority of its expenses in the six months ended June 30, 2008 are denominated in RMB, and are converted into US dollar at the exchange rate of 7.153 to 1. The value of the RMB-to-U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's inter-bank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of RMB to U.S. dollars had generally been stable and RMB had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of RMB to the U.S. dollar. Under the new policy, RMB may fluctuate within a narrow and managed band against a basket of certain foreign currencies. Recently there has been increased political pressure on the Chinese government to decouple the RMB from the United States dollar. At the recent quarterly regular meeting of People's Bank of China, its Currency Policy Committee affirmed the effects of the reform on RMB exchange rate. Since February 2006, the new currency rate system has been operated; the currency rate of RMB has become more flexible while basically maintaining stable and the expectation for a larger appreciation range is shrinking. The Company has never engaged in currency hedging operations and has no present intention to do so.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions as described below:

1.
The Company's business is characterized by new product and service development and evolving industry standards and regulations. Inherent in the Company's business are various risks and uncertainties, including the impact from the volatility of the stock market, limited operating history, uncertain profitability and the ability to raise additional capital.

2.
Approximately 100% of the Company's revenue is derived from China. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.

3.	If the Company is unable to derive any revenues from China, it would have a significant, financially disruptive effect on the normal operations of the Company.

ITEM 4. CONTROL AND PROCEDURES

Restatement of Financial Statements

As discussed elsewhere in this amended and restated Form 10-Q, we have amended our previously-issued consolidated financial statements as of June 30, 2008 and June 30, 2007 and for the periods ended June 30, 2008 and 2007. See Note 14 – Restatement in the notes to consolidated financial statements in Item 1 of this amended and restated Form 10-Q for more detailed information regarding the amendment. In connection with this amendment, and as a result of the determination to correct the Company’s consolidated financial statements and in connection with management’s ongoing assessment of internal controls over financial reporting, the Company’s Chief Executive Officer and Chief Financial Officer undertook a special evaluation of the effectiveness of the Company’s internal control of financial reporting, in connection with accounting for reverse mergers. The material weaknesses identified below are related to the inappropriate application of purchase accounting with respect to the acquisition of the three Guozhu operating companies on August 16, 2007. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for as acquisitions of entities under common control. As a result, the Company has restated its previously issued balance sheets as of June 30, 2008 and 2007 and the results of operations and cash flows for the periods ended June 30, 2008 and 2007. The Company’s management intends to take all necessary steps to address thess material weaknesses. Management has retained an expert consultant to review its accounting treatments for mergers and acquisitions and to carefully validate that such treatments are in full alignment with US GAAP.

Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of June 30, 2008. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

21

In connection with the Form 10-Q for the period ended June 30, 2008 originally filed on August 14, 2008 (the “Original Form 10-Q”), with the participation of our Chief Executive Officer and Chief Financial Officer, our management had evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer had concluded that, as of the end of the period covered by the Original Form 10-Q, our disclosure controls and procedures were effective.

Subsequent to the evaluation made in connection with our Original Form 10-Q, as required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reevaluated the design and operating effectiveness as of June 30, 2008 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below, as of June 30, 2008 our disclosure controls and procedures were not effective.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Because of the material weakness described below, management concluded that our internal control over financial reporting was not effective as of June 30, 2008.

The specific material weakness identified by management as of June 30, 2008 are:

(a) lack of sophisticated and capable accounting and reporting personnel to determine the proper method of accounting for the Guozhu acquisitions;
(b) lack of timely identification, research and resolution of accounting issues; and
(c) lack of technical accounting expertise among senior financial staff regarding US GAAP and the requirements of the PCAOB, and regarding preparation of financial statements
.
Remediation of Material Weaknesses

The Company is in the process of developing and implementing remediation plans to address our material weakness. Management has taken the following actions to improve internal controls over financial reporting:

1) establishment of more detailed policies and procedures for the preparation of financial statements under US GAPP and
(2) hiring additional personnel to assist the Company’s accounting staff, including the use of external consultants and experienced temporary staff, to ensure that management has appropriate accounting resources.

Our management anticipates remedying of these deficiencies in the second half of 2008.

Changes in internal controls

Our Chief Executive Officer and Chief Financial Officer has indicated that there were no significant changes in our internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation, and there were no such control actions with regard to significant deficiencies and material weaknesses. We did, however, identify the material weaknesses described above with respect to our internal controls.

Sarbanes - Oxley Act 404 compliance

The Company anticipates that it will be fully compliant with section 404 of the Sarbanes-Oxley Act of 2002 by the required date for non-accelerated filers and it is in the process of reviewing its internal control systems in order to be compliant with Section 404 of the Sarbanes Oxley Act. However, at this time the Company makes no representation that its systems of internal control comply with Section 404 of the Sarbanes-Oxley Act.

22

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation that it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

There have been no unregistered sales of equity securities during the period covered by this report.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

There have been no material defaults for the quarter ended June 30, 2008.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the period covered by this report.

ITEM 5. OTHER INFORMATION

Change of Authorized Share of Capital Stock

On April 3, 2008, the Company amended its Articles of Incorporation to increase its authorized shares of the capital stock of the Company to 200,000,000 shares, of which 175,000,000 shares were to be designated as Common Stock and 25,000,000 shares were to be designated as Preferred Stock.

Name Change

On April 3, 2008, the Company amended its Articles of Incorporation to change its name to China Bottles Inc..

Conversion of Preferred Stock

On April 11, 2008, 5 million Preferred Stocks of the Company owned by a shareholder were converted into 25 million Common Stocks.

ITEM 6 - EXHIBITS

The following exhibits are furnished as part of the Quarterly Report on Form 10-Q/A:

Exhibit No.	Description

31	Certification of the Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October , 2008	CHINA BOTTLES, INC.

By:
		Name:	Chong Hui Zhao
		Title:	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Accounting and Financial Officer)

24

Exhibit 31.1

CERTIFICATION

I, Chong Hui Zhao, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A for the period ended June 30, 2008, of China Bottles, Inc. (f/k/a Hutton Holdings Corporation, the “Company”).

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods, presented in the report.

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: October , 2008
By:
Name: Chong Hui Zhao
Title: Chief Executive Officer
And Chief Financial Officer

25

Exhibit 32.1

CERTIFICATION

In connection with the Quarterly Report of China Bottles, Inc. (f/k/a Hutton Holdings Corporation, the “Company”) on Form 10-Q/A for the quarter ended June 30, 2008, as filed with the Securities and Exchange Commission (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Pursuant to the rules and regulations of the Securities and Exchange Commission, this certification is being furnished and is not deemed filed.

Dated: October , 2008
By:
Name: Chong Hui Zhao
Title: Chief Executive Officer
and Chief Financial Officer

26

DRAFT - 11/12/08

UNITES STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the quarterly period ended March 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________________ to _________________________

Commission file number: 000-51724

CHINA BOTTLES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	87-1578749
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Huanghuahu Industrial Zone, Fogang County

Guangdong Province, PRC 511675
(Address of Principal Executive Offices) (Zip Code)

(86) 763-4620777
(Issuer’s Telephone Number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The number of shares outstanding of each of the issuer’s classes of common stock as of the latest practicable date is stated below

Title of each class of Common Stock	Outstanding as of May 14, 2008

Common Stock, $0.001 par value	75,000,000 shares

This Form 10-QSB is being amended to provide additional disclosures regarding the acquisition of three operating companies and to provide pro forma financial statements and disclosures associated with these acquisitions.

PART I. FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(RESTATED)

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalent	$1,907,871	$1,375,786
Accounts receivable, net	5,893,945	1,494,539
Inventories	9,977,944	6,737,712
Notes receivable	71,307	-
Prepaid expenses and other receivables	6,781,669	2,112,535
Total current assets	24,632,736	11,720,572

PROPERTY, PLANT & EQUIPMENT, NET	3,779,109	3,636,505
LAND USE RIGHT	238,449	229,689
TOTAL ASSETS	$28,650,294	$15,586,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Bank loan	$1,853,969	$1,777,389
Accounts payable	3,016,451	1,244,801
Accrued expenses and other payables	2,652,192	904,791
Amount due to a related party	5,212,199	1,556,986
Customers deposits	2,614,507	650,652
Taxes payable	1,523,304	1,001,257
Total current liabilities	16,872,622	7,135,876

TOTAL LIABILITIES	$16,872,622	$7,135,876

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; 5,000,000 shares and 5,000,000 shares issued and outstanding	$5,000	$5,000
Common stock, Par value $0.001; 50,000,000 shares authorized; 50,000,000 shares and 50,000,000 shares issued and outstanding	50,000	50,000
Additional paid in capital	2,685,900	2,685,900
Retained earnings	8,021,795	5,177,197
Other comprehensive income	1,071,413	532,793
TOTAL STOCKHOLDERS’ EQUITY	$11,834,108	$8,450,890

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,706,730	$15,586,766

See accompanying notes to the condensed consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (UNAUDITED)
(RESTATED)

	For the Three Months Ended March 31,
	2008	2007

REVENUE	$14,445,604	$7,651,565

COST OF SALES	9,897,358	4,424,137

GROSS PROFIT	4,548,246	3,227,428

EXPENSES
General & Administrative	673,459	305,536
Sales & Marketing	679,183	291,420

TOTAL OPERATING EXPENSES	1,352,642	596,956

OPERATING INCOME	3,195,604	2,630,472

OTHER INCOME
Sales of scraps	107,089	175,881
Sales of parts	-	3,113
Sales of materials	53,832	-
Settlement of debts	90,867	-
Other income	27,996	-
Interest income	-	6,558
Interest Expense	(125,683)	(12,621)

PROFIT BEFORE TAXES	3,349,705	2,803,403

PROVISION FOR TAXATION	505,107	521,532

NET INCOME	$2,844,598	$2,281,871

GAIN ON FOREIGN EXCHANGE TRANSLATION	538,620	10,486

COMPREHENSIVE INCOME	$3,383,218	$2,292,357

NET INCOME PER SHARE - BASIC	$0.06	$0.08
WEIGHTED AVERAGE SHARES - BASIC	50,000,000	29,750,000
NET INCOME PER SHARE - DILUTED	$0.04	$0.04
WEIGHTED AVERAGE SHARES - DILUTED	75,000,000	54,750,000

See accompanying notes to the condensed consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(RESTATED)

	For the Three Months Ended March 31,
	2008	2007

Cash Flows From Operating Activities:
Net income	$2,844,598	$2,281,871
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation	191,576	87,022
Amortization of land use rights	2,652	987
Changes in operating Assets and liabilities:
(Increase)/decrease in accounts receivable	(4,399,406)	245,999
Increase in notes receivable	(71,307)	-
Increase in inventories	(3,240,232)	(1,615,681)
Increase in prepaid expenses and other receivable	(4,669,134)	(983,850)
Increase in accounts payable	1,771,650	1,348,247
Increase in accrued expenses and other payables	1,747,401	780,288
Increase in customers deposits	1,963,855	1,651,152
Decrease in notes payable	-	(102,263)
Increase in taxes payable	522,047	791,708
Net cash (used in) / provided by operating activities	(3,336,300)	4,485,480

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(334,180)	(115,463)
Purchase of land use right	(11,412)	(73,040)
Net cash used in investing activities	(345,592)	(188,503)

Cash Flows From Financing Activities:
Increase in amount due to a related party	3,655,213	-
Net cash provided by financing activities	3,655,213	-

Net (decrease)/increase in cash	(26,679)	4,296,977

Effect of foreign exchange rate changes	558,764	461,345

Cash and Cash Equivalents at Beginning of Period	1,375,786	497,078

Cash and Cash Equivalents at the End of Period	$1,907,871	$5,255,400

See accompanying notes to the condensed consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
MARCH 31, 2008

NOTE 1 – BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of China Bottles Inc. and subsidiaries (the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Form 10-Q. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for annual financial statements. However, the information included in these interim financial statements reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of the management, necessary for the fair presentation of the consolidated financial position and the consolidated results of operation. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full year. The condensed consolidated balance sheet information as of December 31, 2007 was derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 10-KSB. These interim financial statements should be read in conjunction with that report.

All material inter-company accounts and transactions have been eliminated in consolidation.

NOTE 2 – USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. See “Critical Accounting Policies and Estimates” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section below.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW PRONOUNCEMENT

(a) Cash and cash equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company maintains bank accounts in Hong Kong and China through its wholly owned subsidiaries.

(b) Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average, first in first out (FIFO) method of accounting.

(c) Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a)	Persuasive evidence of an arrangement exists,
b)	Delivery has occurred or services have been rendered,
c)	The seller's price to the buyer is fixed or determinable, and
d)	Collectibility is reasonably assured.

(d) Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of March 31, 2008 and December 31, 2007, the Company has 5,000,000 shares of Series A Convertible Preferred Stock issued and outstanding and each share of Preferred Stock is convertible into 5 shares of the Company’s common stock. So such Series A Convertible Preferred Stock were considered as dilutive in nature as of March 31, 2008.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For the Three Months
	Ended March 31,
	2008	2007
Numerator:
Net income available to common stockholders	$2,844,598	$2,281,871

Denominator:
Weighted-average common shares outstanding	50,000,000	29,750,000
Dilutive effect of preferred stock	25,000,000	25,000,000
Weighted-average common shares outstanding, assuming dilution	75,000,000	54,750,000

Net income per share
Basic	$0.06	$0.08
Diluted	$0.04	$0.04

(e) Recent Accounting Pronouncements

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, accounts receivable, prepayments, notes receivable, other receivables, taxes payable, accounts payable, accrued expenses, debt, customer deposits and other payables. Management has estimated that the carrying amount approximates their fair value due to their short-term nature.

NOTE 5 – FOREIGN CURRENCY TRANSLATION

The accompanying consolidated financial statements are presented in United States dollars (US$). The functional currency of the Company is the Renminbi (RMB) and Hong Kong dollar (HK$). Capital accounts of the consolidated financial statements are translated into US$ from RMB and HK$ at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	March 31, 2008	December 31, 2007

Period/Year end RMB : US$ exchange rate	7.012	7.314
Average RMB : US$ exchange rate for the reporting period/year	7.153	7.617

Period/Year end HK$ : US$ exchange rate	7.800	7.805
Average HK$ : US$ exchange rate for the reporting period/year	7.800	7.803

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

NOTE 6 – INVENTORIES

Inventories consisting of raw materials and finished goods are stated at the lower of weighted average cost or market value. Inventories are PET beverage bottles, beverage bottle production machineries, preform injection mold, blowing mold and the raw material to manufacture the bottles, mold and machineries.

Inventories as of March 31, 2008 and December 31, 2007 are summarized as follows:

	March 31, 2008	December 31, 2007

Raw materials	$3,183,953	$2,610,014
Work-in-progress	3,347,313	1,518,235
Finished goods	3,446,678	2,609,463
Total	$9,977,944	$6,737,712

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Company consist primarily of manufacturing facilities and equipment owned and operated by the Company’s wholly owned subsidiaries in China. Property, plant and equipment as of March 31, 2008 and December 31, 2007 are summarized as follows:

	March 31, 2008	December 31, 2007

At cost:
Buildings	$1,305,058	$1,277,126
Machinery and equipment	3,929,795	3,637,524
Motor Vehicles	338,393	324,416
Furniture and fixtures	219,695	219,695
	5,792,941	5,458,761

Less: Accumulated depreciation
Buildings	$178,585	$157,660
Machinery and equipment	1,580,514	1,440,136
Motor Vehicles	179,048	152,434
Furniture and fixtures	75,685	72,026
	2,013,832	1,822,256

Plant and equipment , net	$3,779,109	$3,636,505

Depreciation expense for the quarters ended March 31, 2008 and March 31, 2007, was $191,576 and $87,022, respectively.

NOTE 8 – SHORT TERM DEBT

All the short-term bank loans are repayable within 12 months and are unsecured.

Short-term loans are summarized as follows:

Due date	Interest rate per annum	March 31, 2008	December 31, 2007

June 27, 2008	8.541%	$1,140,901	$1,093,790
September 19, 2008	8.748%	713,068	683,599

NOTE 9 – INCOME TAX

(a) Corporation Income Tax ("CIT")

In accordance with the relevant tax laws and regulations of Hong Kong and PRC, the statutory corporate income tax rates are 17.5% for Hong Kong and 25% in PRC (2007: 33%). The corporate income tax rates applicable to the Company and its subsidiaries for the quarters ended March 31, 2008 and 2007 were as follows:

	March 31, 2008	March 31, 2007

Fogang Guozhu Plastics Co. Ltd.	25%	33%
Fogang Guozhu Blowing Equipment Co. Ltd.	25%	33%
Fogang Guozhu Precision Mold Co. Ltd	25%	33%

The actual and effective corporate income tax was 15% and 19% for the quarters ended March 31, 2008 and 2007, respectively.

	For the period ended March 31,
	2008	2007

Computed “expected” tax expense	$505,107	$521,532
Permanent expenses	-	-
Income tax expense	$505,107	$521,532

The provisions for income taxes for each of the two periods ended March 31, 2008 and 2007 are summarized as follows:

	As of March 31,
	2008	2007

Current	$505,107	$521,532
Deferred	-	-
Total income tax expenses	$505,107	$521,532

(b) Value Added Tax ("VAT")

There is no VAT under current tax laws in Hong Kong.

In accordance with the current tax laws in the PRC, the VAT rate for the PRC subsidiaries for export sales is 8.5% to 10% and domestic sales is 17%. VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Company is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payable in the accompanying condensed consolidated balance sheets.

Under the provisions of FAS 109, deferred tax assets and liabilities are recognized for temporary differences.  The Company has examined provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, and while there were certain temporary differences, such temporary differences were immaterial to the Company.

One of the subsidiaries of the Company, Fogang Guozhu Precision Mold Co. Ltd. enjoys a tax holiday for the year of 2006 and 2007 and the corresponding taxable profits are exempted from enterprise income tax. Save as mentioned above, there are no differences between the accounting and taxable income and expenses of the Company.

NOTE 10 – RELATED PARTY TRANSACTIONS

Due to a related party represented a loan from a shareholder as of March 31, 2008 for the purposes of working capital. The amount is unsecured, interest-free and repayable within 12 months.

NOTE 11 – PREFERRED STOCK

The Company has 25,000,000 shares of Series A Convertible Preferred Stock authorized. The Company has 5,000,000 shares of Series A Convertible Preferred Stock issued and outstanding at $0.001 par value per share (the “Preferred Stock”).

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of Preferred Stock. Each share of Preferred Stock is convertible into 5 shares of the Company’s common stock, par value $.001 per share. On April 11, 2008, the 5,000,000 shares of Preferred Stock were converted into 25,000,000 shares of common stocks of the Company. See also NOTE 14.

NOTE 12 – COMMON STOCK

The Company has 175,000,000 shares of common stock authorized. The Company has 50,000,000 shares of common stock issued and outstanding at $0.001 par value per share.

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquire 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of Preferred Stock. Immediately following completion and as of March 31, 2008, the Company had a total of approximately 50,000,000 shares of common stock issued and outstanding.

NOTE 13 - COMMITMENTS

The Company has capital commitments for $766,000 as of March 31, 2008.

The Company entered into unconditional purchase commitments for raw materials, packing materials and advertising for $0 within one year as of March 31, 2008.

As of March 31, 2008, the Company had remaining outstanding commitments with respect to its non-cancelable operating leases for its office amounted to $14,083 within one year and $20,271 over one year.

NOTE 14 – SUBSEQUENT EVENTS

1.
On April 3, 2008, the Company increased the number of authorized shares of preferred stock to 25,000,000 and increased the number of authorized shares of common stock to 150,000,000 and the Company changed its name to China Bottles, Inc.

2.	On April 11, 2008, 5,000,000 shares of issued and outstanding preferred stock were converted into 25,000,000 shares of the Company’s common stock.

NOTE 15 – RESTATEMENT

The Company has restated its previously issued consolidated financial statements for the quarterly period ended March 31, 2008. The balance sheets as of March 31, 2008 and December 31, 2007, and the results of operations and cash flows for the three months ended March 31, 2008 and 2007 have been restated from amounts previously reported.

The Company is restating its financial statements to correct the application of an accounting principle involving the reporting of a business combination which has resulted in a change in the reporting entity. China Valley Development Limited (CVDL) was incorporated under the laws of the British Virgin Islands on July 5, 2005. On August 24, 2007 CVDL acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company (Guozhu). On August 16, 2007 Guozhu acquired Fogang Gouzhu Plastics Company Limited, Guangdon Guozhu Precison Mold Company Limited and Excellent Frame Investments Limited, a Company that owned 100% of an operating subsidiary, Fogang Guozhu Blowing Equipment Company Limited.

The business combination between CVDL and Guozhu transacted on August 24, 2007 was reported as a business combination with entities under common control, as the sole shareholder of the Company was also the sole shareholder of Guozhu. But the acquisitions of the three operating companies on August 16, 2007 were reported using the purchase method of accounting. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for acquisitions of entities under common control. Using this method of accounting, Guozhu along with its operating subsidiaries is considered to be the accounting acquirer and the historical results of Guozhu and its operating subsidiaries should be reported in the financial statements of the Company.

The following tables summarize the impact of the restatement adjustments on the previously issued consolidated balance sheets as of March 31, 2008 and December 31, 2007.

	March 31, 2008
	As previously reported	Total adjustments	As restated
ASSETS
Current assets
Cash and cash equivalent	$1,907,871	$-	$1,907,871
Accounts receivable, net	5,893,945	-	5,893,945
Inventories	9,977,944	-	9,977,944
Notes receivable	71,307	-	71,307
Prepaid expenses and other receivables	5,348,339	1,433,330	6,781,669
Total current assets	23,199,406	1,433,330	24,632,736

Property, plant & equipment, net	3,779,109	-	3,779,109
LAND USE RIGHT	238,449	-	238,449

TOTAL ASSETS	$27,216,964	$1,433,330	$28,650,294

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Bank loan	$1,853,969	$-	$1,853,969
Accounts payable	3,016,451	-	3,016,451
Accrued expenses and other payables	2,652,192	-	2,652,192
Amount due to a related party	5,596,532	(384,333)	5,212,199
Customers deposits	2,614,507	-	2,614,507
Taxes payable	1,523,304	-	1,523,304
Total current liabilities	17,256,955	(384,333)	16,872,622

TOTAL LIABILITIES	17,256,955	(384,333)	16,872,622

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	-	5,000
Common stock, Par value $0.001; 50,000,000 shares authorized; 50,000,000 shares issued and outstanding	50,000	-	50,000
Additional paid-in capital	2,303,657	382,243	2,685,900
Retained earnings	6,586,375	1,435,420	8,021,795
Other comprehensive income	1,014,977	56,436	1,071,413
TOTAL STOCKHOLDERS’ EQUITY	9,960,009	1,874,099	11,834,108

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$27,216,964	$1,489,766	$28,706,730

	December 31, 2007
	As previously reported	Total adjustments	As restated
ASSETS		-
CURRENT ASSETS		-
Cash and cash equivalents	$1,375,786	$-	$1,375,786
Accounts receivable, net	1,494,539	-	1,494,539
Inventories	6,737,712	-	6,737,712
Prepaid expenses and other receivables	2,112,535	-	2,112,535
Total current assets	11,720,572	-	11,720,572
PROPERTY, PLANT & EQUIPMENT, NET	3,636,505	-	3,636,505
LAND USE RIGHT, NET	229,689	-	229,689
TOTAL ASSETS	$15,586,766	$-	$15,586,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,244,801	$-	$1,244,801
Accrued expenses and other payables	904,791	-	904,791
Amount due to a related company	3,508,083	(1,951,097)	1,556,986
Customers deposits	650,652	-	650,652
Short term bank loans	1,777,389	-	1,777,389
Taxes payable	1,001,257	-	1,001,257
Total current liabilities	9,086,973	(1,951,097)	7,135,876

TOTAL LIABILITIES	9,086,973	(1,951,097)	7,135,876

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	-	5,000
Common stock, Par value $0.001, 50,000,000 shares authorized; 50,000,000 shares issued and outstanding	50,000	-	50,000
Additional paid-in capital	2,303,657	382,243	2,685,900
Retained earnings	3,741,777	1,435,420	5,177,197
Other comprehensive income	399,359	133,434	532,793
TOTAL STOCKHOLDERS’ EQUITY	6,499,793	$1,951,097	8,450,890

TOTAL LIABILITIES AND EQUITY	$15,586,766	$-	$15,586,766

The following table summarizes the impact of the restatement adjustments on the consolidated statements of operations for the three months ended March 31, 2008 and 2007:

	For the Three Months Ended March 31, 2008
	As previously reported	Total adjustments	As restated
Revenue	$13,724,530	$721,074	$14,445,604
Cost of Sales	9,655,850	241,508	9,897,358
Gross Profit	4,068,680	479,566	4,548,246

Expenses
General & Administrative	673,459	-	673,459
Sales & Marketing	679,183	-	679,183
Finance	125,683	(125,683)	-

Total Operating Expenses	1,478,325	(125,683)	1,352,642

Operating Income	2,590,355	605,249	3,195,604

OTHER INCOME	759,350	(759,350)	-
Sales of scraps	-	107,089	107,089
Sales of materials	-	53,832	53,832
Settlement of debts	-	90,867	90,867
Other income	-	27,996	27,996

INTEREST EXPENSES	-	(125,683)	(125,683)

Profit before taxes	3,349,705	-	3,349,705

PROVISION FOR TAXATION	505,107	-	505,107

Net Income	$2,844,598	$-	$2,844,598

Gain on foreign exchange translation	615,618	(76,998)	538,620

Comprehensive income	$3,460,216	$(76,998)	$3,383,218

NET INCOME PER SHARE - BASIC	$0.07		$0.06
WEIGHTED AVERAGE SHARES - BASIC	50,000,000		50,000,000
NET INCOME PER SHARE - DILUTED	$0.07		$0.04
WEIGHTED AVERAGE SHARES - DILUTED	50,000,000		75,000,000

	For the Three Months Ended March 31, 2007
	As previously reported	Total adjustments	As restated
Revenue	$-	$7,651,565	$7,651,565
Cost of Sales	-	4,424,137	4,424,137
Gross Profit	-	3,227,428	3,227,428

Expenses
General & Administrative	-	305,536	305,536
Sales & Marketing	-	291,420	291,420

Total Operating Expenses	-	596,956	596,956

Operating Income	-	2,630,472	2,630,472

OTHER INCOME
Sales of scraps	-	175,881	175,881
Sales of parts	-	3,113	3,113
Sales of materials
Settlement of debts
Other income	-	-	-
Interest income	-	6,558	6,558

INTEREST EXPENSES	-	(12,621)	(12,621)

Profit before taxes	-	2,803,403	2,803,403

PROVISION FOR TAXATION	-	521,532	521,532

Net Income	$-	$2,281,871	$2,281,871

Gain on foreign exchange translation	-	10,486	10,486

Comprehensive income	$-	$2,292,357	$2,292,357

NET INCOME PER SHARE - BASIC	$-		$0.08
WEIGHTED AVERAGE SHARES - BASIC	-		29,750,000
NET INCOME PER SHARE - DILUTED	$-		$0.04
WEIGHTED AVERAGE SHARES - DILUTED	-		54,750,000

The following table summarizes the impact of the restatement adjustments on the consolidated statements of cash flows for the three months ended March 31, 2008 and 2007:

	For the Three Months Ended March 31, 2008
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$2,844,598	$-	$2,844,598
Adjustments to reconcile net income to net cash (used in) / provided by operating activities:
Depreciation	191,576	-	191,576
Amortization of land use rights	2,652	-	2,652
Changes in operating Assets and liabilities:
(Increase)/decrease in accounts receivable	(4,399,406)	-	(4,399,406)
Increase in notes receivable	(71,307)	-	(71,307)
Increase in inventories	(3,240,232)	-	(3,240,232)
Increase in prepaid expenses and other receivable	(3,235,806)	(1,433,328)	(4,669,134)
Increase in accounts payable	1,771,650	-	1,771,650
Increase in accrued expenses and other payables	1,747,401	-	1,747,401
Increase in customers deposits	1,963,855	-	1,963,855
Decrease in notes payable			-
Increase in taxes payable	522,047	-	522,047
Net cash (used in) / provided by operating activities	(1,902,972)	(1,433,328)	(3,336,300)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(334,180)	-	(334,180)
Purchase of land use right	(11,412)	-	(11,412)
Net cash used in investing activities	(345,592)	-	(345,592)

Cash Flows From Financing Activities:
Increase in amount due to a related party	2,088,449	1,566,764	3,655,213
Net cash provided by financing activities	2,088,449	1,566,764	3,655,213

Net (decrease)/increase in cash and cash equivalent	(160,115)	133,436	(26,679)

Effect of foreign exchange rate changes	692,200	(133,436)	558,764

Cash and Cash Equivalents at Beginning of Period	1,375,786	-	1,375,786

Cash and Cash Equivalents at the End of Period	$1,907,871	$-	$1,907,871

	For the Three Months Ended March 31, 2007
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$-	$2,281,871	$2,281,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	-	87,022	87,022
Amortization of land use rights	-	987	987
Changes in operating Assets and liabilities:
(Increase)/decrease in accounts receivable	-	245,999	245,999
Increase in notes receivable	-	0	0
Increase in inventories	-	(1,615,681)	(1,615,681)
Increase in prepaid expenses and other receivable	-	(983,850)	(983,850)
Increase in accounts payable	-	1,348,247	1,348,247
Increase in accrued expenses and other payables	-	780,288	780,288
Increase in customers deposits	-	1,651,152	1,651,152
Decrease in notes payable		(102,263)	(102,263)
Increase in taxes payable	-	791,708	791,708
Net cash provided by operating activities	-	4,485,480	4,485,480

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	-	(115,463)	(115,463)
Purchase of land use right		(73,040)	(73,040)
Net cash used in investing activities	-	(188,503)	(188,503)

Net increase in cash and cash equivalents	-	4,296,977	4,296,977

Effect of foreign exchange rate changes	-	461,345	461,345

Cash and Cash Equivalents at Beginning of Period	-	497,078	497,078

Cash and Cash Equivalents at the End of Period	$-	$5,255,400	$5,255,400

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the information contained in the condensed consolidated financial statements of the Company and the notes thereto appearing elsewhere herein and in conjunction with the Management’s Discussion and Analysis set forth in (1) the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2007, and (2) the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007.

As used in this report, the terms “Company”, “we”, “our”, “us” and “CBTT” refer to China Bottles Inc., a Nevada corporation.

Preliminary Note Regarding Forward - Looking Statements

This quarterly report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as “anticipate,” “expect,” “intend,” “plan,” “will,” “we believe,” “CBTT believes,” “management believes” and similar language. The forward-looking statements are based on the current expectations of CBTT and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report. Actual results may differ materially from results anticipated in these forward-looking statements. We base the forward-looking statements on information currently available to us, and we assume no obligation to update them.

Investors are also advised to refer to the information in our previous filings with the Securities and Exchange Commission (SEC), especially on Forms 10-KSB, 10-QSB and 8-K, in which we discuss in more detail various important factors that could cause actual results to differ from expected or historic results. It is not possible to foresee or identify all such factors. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks and uncertainties or potentially inaccurate assumptions.

Corporate Overview

We were incorporated under the laws of the State of Nevada on February 26, 2001, as Geraco, Inc. (Geraco). On December 15, 2004, Geraco completed the acquisition of all the issued and outstanding stock of Hutton Financial Services, Inc. (Hutton), a Nevada corporation, and changed its name to Hutton Holdings Corporation.

On August 26, 2007, we entered into and closed an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”), Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL. We acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of preferred stock. Immediately following completion we had a total of approximately 50,000,000 shares of common stock and 5,000,000 shares of preferred stock issued and outstanding. This business combination has been accounted for as a reverse merger with China Valley being the accounting acquirer. Accordingly, the Company’s historical financial statements have been prepared to give retroactive effect to the reverse merger, and represent the operations of China Valley.

China Valley acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company on August 24, 2007. Since the ownership of the Company and Guozhu Holdings Limited were the same and they were under the control of one same shareholder, the merger was accounted for as a transaction between entities under common control, whereby the Company recognized the assets and liabilities transferred at their carrying amounts. Accordingly, China Valley’s historical financial statements have been prepared to give retroactive effect to the merger, and represent the operations of the Company and Guozhu Holdings Limited.

On August 16,, 2007, Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, Guozhu Holdings Limited’s wholly owned subsidiary registered in Hong Kong, Guozhu Holdings Limited also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company. Since Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies were under the control of one same shareholder, these mergers were accounted for as transactions among entities under common control, whereby Guozhu Holdings Limited recognized the assets and liabilities transferred at their carrying amounts. Accordingly, Guozhu Holdings Limited’s historical financial statements have been prepared to give retroactive effect to the mergers, and represent the operations of Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are the manufacturing and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are the manufacturing and sale of blowing equipment and plastic production machinery. The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

Critical Accounting Policies and Estimates

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ( “US GAAP ”). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 3 to our financial statements. While all these significant accounting policies impact its financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause an adverse effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

Our Business

We are a company with expertise in production of beverage bottle which mainly is made of PET (Polyethylene terephthalate), a type of plastic with desirable characteristics for packaging including clear and wide range of color and shape, tough, good resistance to heat, moisture, dilute acid, and recyclable. We produce, market and sell full range of beverage bottle production machineries including high speed injection molding machines, semi-automatic and high speed automatic plastics stretch blow molding machines, infrared ray perform heater, label heat shrinker and perform injection mold and blowing mold. We also provide bottle production service. We now are selling our machines using the brand name “Guo Zhu”.

Recent Accounting Pronouncements

The Company does not expect that the adoption of any recent accounting pronouncements will have any material impact on its financial statements.

Results of Operations

Three Months Ended March 31, 2008 as Compared to Three Months Ended March 31, 2007

The following table summarizes the results of our operations during the three months periods ended March 31, 2008 and 2007, and provides information regarding the dollar and percentage increase or (decrease) from the three months period ended March 31, 2008 to the three months period ended March 31, 2007.

	Three months ended March 31,
	2008	2007	Increase	% increase

Revenue	$14,445,604	$7,651,565	6,794,039	89%
Cost of Goods Sold	9,897,358	4,424,137	5,473,221	124%
Gross Profit	4,548,246	3,227,428	1,320,818	41%
Sales and Marketing Expenses	679,183	291,420	387,763	133%
General and Administrative Expenses	673,459	305,536	367,923	120%
Total Operating Expenses	1,352,642	596,956	755,686	127%
Income from Operation	3,195,604	2,630,472	565,132	21%
Other Income (expense)	279,784	185,552	94,232	51%
Interest Expenses	(125,683)	(12,621)	(113,062)	896%
Income before Income Tax	3,349,705	2,803,403	546,302	19%
Provision for Taxes	505,107	521,532	(16,425)	(3)%
Net income	2,844,598	2,281,871	562,727	25%

Revenues

Sales revenue increased from $7,651,565 for the three months period ended March 31, 2007 to $14,445,604 for the same period of 2008, an increase of 6,794,039 or 89%. In terms of product lines, sales of blowing machines, molding and bottles production grew from $5,064,984, $1,951,978 and $614,880 for the first quarter of 2007 to $9,168,604, $4,123,592 and $1,153,408 for the first quarter of 2008, an increase of $4,103,620, $2,171,614 and $538,528 respectively.

The increase in revenue was mainly due to the continuous increase in sales of our automatic blowing machines and 32- cavity and 48-cavity preform molds driven by the high demand from the drinks and beverage industry. During the period, more middle sized or above bottle drinks production companies continued to upgrade their production lines to high speed blowing machines and molding machines with high number of cavity, say 36 to 48 in order to satisfy the growing demand of bottles drinks in the consumer market in China. In the period, we were expanding our product line in automatic blowing machines and added more new features in this product line to expand our market penetration and capture the high demand in both China and overseas market so as to expand our market penetration.

Cost of goods sold and gross profit

Cost of goods sold for the three months period ended March 31, 2008 was $9,897,358, an increase of $5,473,221 or 124% compared to $4,424,137 of the same period in 2007. The increase of cost of good was a result of increase in sales.

Our gross profit increased $1,320,818, or 41%, to $4,548,246 for the quarter ended March 31, 2008 from $3,227,428 during the same period in 2007. Gross profit as a percentage of revenue was 31% for the first quarter of 2008, a decrease of 11% from 42% during the same period in 2007. Gross profit as percentage of revenues with respect to blowing machines, molding and bottles production was 28%, 41% and 24%, respectively, for the first quarter of 2008, a decrease of 16%, 2% and 3% compared to that of first quarter of 2007, respectively. Decrease in gross profit ratio of all our product lines were mainly due to the increase in price level of raw material cost and direct labor cost.

Sales and marketing

Selling and marketing expenses, including distribution expenses increased from $291,420 in the first quarter of 2007 to $679,183 for the same period of 2008, or an increase of 387,763.

The increase in the selling and marketing expenses is primary due to the increase in advertising, marketing and exhibition cost and traveling cost because of the increase in sales activities and participation of more overseas exhibitions in the first quarter of 2008. The selling and marketing expenses for the first quarter of 2008 mainly consisted of advertising, marketing and exhibition cost and traveling expenses.

General and Administrative

General and administrative expenses increased from $305,536 for the three months period ended March 31, 2007 to $673,459 for the same period of 2008, or an increase of 367,923.

The increase in general and administrative expenses in the first quarter of 2008 compared to that of the same period of 2007 was primarily due to the expansion of operation which led to the increase in staff cost, traveling and entertainment and due to the listing obligation which incurred more legal and professional cost. The general and administrative expenses for the first quarter of 2008 mainly consisted of staff cost, traveling and entertainment and legal and professional cost.

Income before income tax and income taxes expenses

Income before income tax was $3,349,705 for the first quarter of 2008 compared to $2,803,403 for the same period of 2007, representation an increase of $546,302 or 19%. The increase was mainly due to the increase in revenue.

Provision for taxation for the three months period ended March 31, 2008 was $505,107, compared to $521,532 for the three months period ended March 31, 2007. The Company’s effective tax rate for the first quarter of 2008 was 15.0%.

Net income

Net income for the first quarter of 2008 was $2,844,598, representing an increase of $562,727 or 25% from the same period in 2007. The increase was mainly due to the increase in revenue and hence net income because of the increase in sale of automatic blowing machines and molds from the drinks and beverage industry. Net margin for the first quarter of 2008 was 19.7%

Liquidity and Capital Resources

Cash

Our cash balance at March 31, 2008, was $1,907,871, representing an increase of $532,085 compared with our cash balance of $1,375,786 at December 31, 2007.

Cash Flow

	Three months ended March 31,
	2008	2007
Net cash (used in)/provided by operating activities	$(3,336,300)	$4,485,480
Net cash used in investing activities	$(345,592)	$(188,503)
Net cash provided by financing activities	$3,655,213	$-
Net (decrease)increase in cash	$(26,679)	$4,296,977

Cash outflows used in operations during the three months ended March 31, 2008 amounted to $3,336,300 as compared to net cash inflows from operations of $4,485,480 in the same period of 2007. The decrease in cash inflow was mainly due to payments to our suppliers as deposits to secure the supplies of raw material, higher level of inventories for the business expansion and increase in account receivable because of increase in revenue but with decreasing gross profit ratio. Our cash outflows used in investing activities during the three months ended March 31, 2008 amounted to $345,592 as compared to the net cash used in investing activities amounted to 188,503 in the same period of 2007. During that period, we purchased equipment and acquired land use rights for the expansion of our production capacity.

Our cash inflows from financing activities amounted to $3,655,213 in the three months ended March 31, 2008 as compared to cash inflows of $0 from financing activities in the same period last year. The increase in cash inflow was primarily due to the increase in an amount due to a related party.

Working Capital

Our working capital was $7,760,114 at March 31, 2008.

We currently generate our cash flow through our operations. We believe that our cash flow generated from operations will be sufficient to sustain operations for at least the next 12 months. There is no identifiable expansion plan as of March 31, 2008, but from time to time, we may identify new expansion opportunities for which there will be a need for the use of cash.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by rules recently enacted by the Financial Accounting Standards Board, and accordingly, no such arrangements are likely to have a current or future effect on our financial position, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks arising from adverse changes in market rates and prices, such as foreign exchange fluctuations and interest rates, which could impact our results of operations and financial position. We do not currently engage in any hedging or other market risk management tools, and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the Chinese Renminbi (“RMB”), could adversely affect our financial results. During the quarter ended March 31, 2008, approximately all of our sales are denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our sales in the future. Selling, marketing and administrative costs related to these sales are largely denominated in the same respective currency, thereby mitigating our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not substantial. However, for sales not denominated in U.S. dollars, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases and if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our price not being competitive in a market where business is transacted in the local currency. All of our sales and expenses denominated in foreign currencies are denominated in the RMB. Our principal exchange rate risk therefore exists between the U.S. dollar and this currency. Fluctuations from the beginning to the end of any given reporting period result in the re-measurement of our foreign currency-denominated receivables and payables, generating currency transaction gains or losses that impact our non-operating income/expense levels in the respective period and are reported in other (income) expense, net in our combined consolidated financial statements. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

Interest Rate Risk

Changes in interest rates may affect the interest paid (or earned) and therefore affect our cash flows and results of operations. However, we do not believe that this interest rate change risk is significant.

Inflation

Inflation has not had a material impact on the Company's business in recent years.

Currency Exchange Fluctuations

All of the Company's revenues and a majority of its expenses in the three months ended March 31, 2008 are denominated in RMB, and are converted into US dollar at the exchange rate of 7.153 to 1. The value of the RMB-to-U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Since 1994, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's inter-bank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of RMB to U.S. dollars had generally been stable and RMB had appreciated slightly against the U.S. dollar. However, on July 21, 2005, the Chinese government changed its policy of pegging the value of RMB to the U.S. dollar. Under the new policy, RMB may fluctuate within a narrow and managed band against a basket of certain foreign currencies. Recently there has been increased political pressure on the Chinese government to decouple the RMB from the United States dollar. At the recent quarterly regular meeting of People's Bank of China, its Currency Policy Committee affirmed the effects of the reform on RMB exchange rate. Since February 2006, the new currency rate system has been operated; the currency rate of RMB has become more flexible while basically maintaining stable and the expectation for a larger appreciation range is shrinking. The Company has never engaged in currency hedging operations and has no present intention to do so.

Concentration of Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions as described below:

1.
The Company's business is characterized by new product and service development and evolving industry standards and regulations. Inherent in the Company's business are various risks and uncertainties, including the impact from the volatility of the stock market, limited operating history, uncertain profitability and the ability to raise additional capital.

2.
Approximately 100% of the Company's revenue is derived from China. Changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business, results of operations and financial condition.

3.	If the Company is unable to derive any revenues from China, it would have a significant, financially disruptive effect on the normal operations of the Company.

ITEM 4. CONTROLS AND PROCEDURES

Restatement of Financial Statements

As discussed elsewhere in this amended and restated Form 10-Q, we have amended our previously-issued consolidated financial statements as of March 31, 2008 and March 31, 2007 and for the periods ended March 31, 2008 and 2007. See Note 14 - Restatement in the notes to consolidated financial statements in Item 1 of this amended and restated Form 10-Q for more detailed information regarding the amendment. In connection with this amendment, and as a result of the determination to correct the Company’s consolidated financial statements and in connection with management’s ongoing assessment of internal controls over financial reporting, the Company’s Chief Executive Officer and Chief Financial Officer undertook a special evaluation of the effectiveness of the Company’s internal control of financial reporting, in connection with accounting for reverse mergers. The material weaknesses identified below are related to the inappropriate application of purchase accounting with respect to the acquisition of the three Guozhu operating companies on August 16, 2007. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for as acquisitions of entities under common control. As a result, the Company has restated its previously issued balance sheets as of March 31, 2008 and 2007 and the results of operations and cash flows for the periods ended March 31, 2008 and 2007. The Company’s management intends to take all necessary steps to address these material weaknesses. Management has retained an expert consultant to review its accounting treatments for mergers and acquisitions and to carefully validate that such treatments are in full alignment with US GAAP.

Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of March 31, 2008. The purpose of these controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the Form 10-Q for the period ended March 31, 2008 originally filed on May 20, 2008 (the “Original Form 10-Q”), with the participation of our Chief Executive Officer and Chief Financial Officer, our management had evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer had concluded that, as of the end of the period covered by the Original Form 10-Q, our disclosure controls and procedures were effective.

Subsequent to the evaluation made in connection with our Original Form 10-Q, as required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reevaluated the design and operating effectiveness as of March 31, 2008 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below, as of March 31, 2008 our disclosure controls and procedures were not effective.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Because of the material weakness described below, management concluded that our internal control over financial reporting was not effective as of March 31, 2008.

The specific material weakness identified by management as of March 31, 2008 are:

(a) lack of sophisticated and capable accounting and reporting personnel to determine the proper method of accounting for the Guozhu acquisitions;
(b) lack of timely identification, research and resolution of accounting issues; and
(c) lack of technical accounting expertise among senior financial staff regarding US GAAP and the requirements of the PCAOB, and regarding preparation of financial statements
.
Remediation of Material Weaknesses

The Company is in the process of developing and implementing remediation plans to address our material weakness. Management has taken the following actions to improve internal controls over financial reporting:

1) establishment of more detailed policies and procedures for the preparation of financial statements under US GAPP and
(2) hiring additional personnel to assist the Company’s accounting staff, including the use of external consultants and experienced temporary staff, to ensure that management has appropriate accounting resources.
.
Our management anticipates remedying of these deficiencies in the second half of 2008.

Changes in internal controls

Our Chief Executive Officer and Chief Financial Officer has indicated that there were no significant changes in our internal controls or other factors that could significantly affect such controls subsequent to the date of their evaluation, and there were no such control actions with regard to significant deficiencies and material weaknesses. We did, however, identify the material weaknesses described above with respect to our internal controls.

Sarbanes - Oxley Act 404 compliance

The Company anticipates that it will be fully compliant with section 404 of the Sarbanes-Oxley Act of 2002 by the required date for non-accelerated filers and it is in the process of reviewing its internal control systems in order to be compliant with Section 404 of the Sarbanes Oxley Act. However, at this time the Company makes no representation that its systems of internal control comply with Section 404 of the Sarbanes-Oxley Act.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers or any of our subsidiaries, threatened against or affecting our company, our common stock, or any of our subsidiaries, or against our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 1A - RISK FACTORS

Risks Related to Our Business

Our expansion strategy may not be proven successful.

One of our key strategies to grow our business is to aggressively expand our production capacity. We will need to engage in various forms of capacity expansion activities at corporate level, and of production activities at operational level in order to carry out our plans. Therefore, the Company’s proposed operations are subject to all of the risks inherent in the unforeseen costs and expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the bottled water industry in general. Despite our best efforts, we may never overcome these obstacles to financial success. There can be no assurance that the Company’s efforts will be successful or result in revenue or profit, or that investors will not lose their entire investment

Supplying PET bottles to beverage and service companies constitutes a major portion of our revenue. Any delays in delivery may affect our sales, damage our long-term relationship with our client, and even incur penalty.

Sales made to beverage and service companies account for a large portion of our total sales. If we failed in deliver the goods to those companies on time, we may run into a risk of damaging our long-term relationship with the client.

Our results of operations may fluctuate due to seasonality.

Our sales are subject to seasonality. For example, we typically experience higher sales of bottled water in summer time in coastal cities while the sales remain constant through out the entire year in some inland cities. In general, we believe our sales will be higher in the second and third quarter of the year when the weather is hot and dry, and lower in the fourth and first quarter of the year when the weather is cold and wet. Sales peak during the months from June to September. Sales can also fluctuate during the course of a financial year for a number of other reasons, including weather conditions and the timing of advertising and promotional campaigns. As a result of these reasons, our operating results may fluctuate. In addition, the seasonality of our results may be affected by other unforeseen circumstances, such as production interruptions. Due to these fluctuations, comparison of sales and operating results between the same periods within a single year, or between different periods in different financial years, are not necessarily meaningful and should not be relied on as indicators of our performance.

Increases in raw material prices that we are not able to pass on to our some of our customers would reduce our profit margins.

The principal raw materials we use in our production, is subject to a high degree of price volatility caused by external conditions like price fluctuations of PET raw materials-the byproducts of oil, which account for a significant portion of our product cost. We cannot guarantee that the price we pay for our raw materials will be stable in the future. Price changes to our raw materials may result in unexpected increases in production, packaging and distribution costs, and we may be unable to increase the prices of our final products to offset these increased costs to some of our customers and therefore may suffer a reduction to our profit margins. We do not currently hedge against changes in our raw material prices.

We face increasing competition from both domestic and foreign companies, which may affect our market share and profit margin.

The PET bottles industry in China is highly competitive, and we expect it to continue to become even more competitive. Our ability to compete against these enterprises is, to a significant extent, dependent on our ability to distinguish our products from those of our competitor by providing high quality products at reasonable prices that appeal to consumers. Some of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. Our competitors in any particular market may also benefit from raw material sources or production facilities that are closer to such markets, which provide them with competitive advantages in terms of costs and proximity to consumers.

We cannot assure you that our current or potential competitors will not provide products comparable or superior to those we provide or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that there will be significant consolidation in the PET bottle industry among our competitors, alliances may develop among competitors and these alliances may rapidly acquire significant market share. Furthermore, competition may lead competitors to substantially increase their advertising expenditures and promotional activities or to engage in irrational or predatory pricing behavior. We also cannot assure you that third parties will not actively engage in activities, whether legal or illegal, designed to undermine our brand name and product quality or to influence consumer confidence in our product. Increased competition may result in price reductions, reduced margins and loss of market share, any of which could materially adversely affect our profit margin. We cannot assure you that we will be able to compete effectively against current and future competitors.

Changes in the existing laws and regulations or additional or stricter laws and regulations on environmental protection in China may cause us to incur significant capital expenditures, and we cannot assure that we will be able to comply with any such laws and regulations.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials, as well as fee payments from producers discharging waste substances. Fines may be levied against producers causing pollution. If failure to comply with such laws or regulations results in environmental pollution, the administrative department for environmental protection can levy fines. If the circumstances of the breach are serious, it is at the discretion of the central government of the PRC including all governmental subdivisions to cease or close any operation failing to comply with such laws or regulations. There can also be no assurance that operation will fail to comply with such laws or regulations. There can also be no assurance that the PRC government will not change the exiting laws or regulations or impose additional or stricter laws or regulations, compliance with which may cause us to incur significant capital expenditure, which we may be unable to pass on to our customers through higher prices for our products. In addition, we cannot assure that we will be able to comply with any such laws and regulations.

We may not successfully manage our growth.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our management and administrative, operational, and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We rely on key executive officers. Their knowledge of our business and technical expertise would be difficult to replace.

Our  senior management, has been the key driver of our strategy and has been fundamental to our achievements to date. The successful management of our business is, to a considerable extent, dependent on the services of our senior management. The loss of the services of any key management employee or failure to recruit a suitable or comparable replacement could have a significant impact upon our ability to manage our business effectively and our business and future growth may be adversely affected.

The concentrated ownership of our common stock may have the effect of delaying or preventing a change in control of our Company.

Our directors, officers, key personnel and their affiliates as a group beneficially own a majority of our outstanding common stock. As a result, these stockholders will be able to continue to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of mergers, acquisitions and other significant corporate transactions.

Because our assets and operations are located outside the United States and a majority of our officers and directors are non-United States citizens living outside of the United States, investors may experience difficulties in attempting to enforce judgments based upon United States federal securities laws against us and our directors. United States laws and/or judgments might not be enforced against us in foreign jurisdictions.

All of our operations are conducted through a subsidiary corporation organized and located outside of the United States, and all the assets of our subsidiary are located outside the United States. In addition, all of our officers and directors are foreign citizens. As a result, it may be difficult or impossible for U.S. investors to enforce judgments made by U.S. courts for civil liabilities against our operating entities or against any of our individual directors or officers. In addition, U. S. investors should not assume that courts in the countries in which our subsidiary is incorporated or where the assets of our subsidiary are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiary based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiary based upon these laws.

W e are subject to the reporting requirements of federal securities laws, which can be expensive.

We are a public reporting company in the U.S. and, accordingly, subject to the information and reporting requirements of the Exchange Act and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act. The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained a privately-held company.

Because we became public by means of a “reverse merger”, we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will become public through a “reverse merger.” Securities analysts of major brokerage firms may not provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our company in the future.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time consuming, difficult and costly.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by Sarbanes-Oxley. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with Sarbanes-Oxley’s internal controls requirements, we may not be able to obtain the independent accountant certifications that Sarbanes-Oxley Act requires publicly-traded companies to obtain.

There is not now, and there may not ever be, an active market for our common stock.

There currently is no market for our common stock. Further, although our common stock may be quoted on the OTC Bulletin Board, trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. There can be no assurance that a more active market for the common stock will develop.

We cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange.

We plan to list our common stock on the American Stock Exchange or the NASDAQ Capital Market as soon as practicable. However, we cannot assure you that we will be able to meet the initial listing standards of either of those or of any other stock exchange, or that it will be able to maintain any such listing. Until the common stock is listed on an exchange, we expect that it would be eligible to be quoted on the OTC Bulletin Board, another over-the-counter quotation system, or in the “pink sheets.” In those venues, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

There may be issuances of shares of preferred stock in the future.

Although we currently do not have preferred shares outstanding, the board of directors could authorize the issuance of a series of preferred stock that would grant holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends would be declared to common stockholders, and the right to the redemption of such shares, possibly together with a premium, prior to the redemption of the common stock. To the extent that we do issue preferred stock, the rights of holders of common stock could be impaired thereby, including without limitation, with respect to liquidation.

We have never paid dividends.

We have never paid cash dividends on our common stock and do not anticipate paying any for the foreseeable future.

Our common stock is considered a “penny stock.”

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore is a “penny stock.” Broker and dealers effecting transactions in “penny stock” must disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect your ability to sell shares. In addition, if our common stock is quoted on the OTC Bulletin Board as anticipated, investors may find it difficult to obtain accurate quotations of the stock, and may find few buyers to purchase such stock and few market makers to support its price.

Risks relating to doing business in China

Substantially all of our business assets are located in China, and substantially all of our sales is derived from China. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal development in China.

We derive a substantial portion of ours sales from China

Substantially all of our sales are generated from China. We anticipated that sales of our products in China will continue to represent a substantial proportion of our total sales in the near future. Any significant decline in the condition of the PRC economy could adversely affect consumer buying power and reduce consumption of our products, among other things, which in turn would have a material adverse effect on our business and financial condition.

Our inability to diversify our operations may subject us to economic fluctuations within our industry.

Our limited financial resources reduce the likelihood that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one business area will subject us to economic fluctuations within the bottled water industry and therefore increase the risks associated with our operations.

Our ability to implement our planned development is dependent on many factors, including the ability to receive various governmental permits.

In accordance with PRC laws and regulations, we are required to maintain various licenses and permits in order to operate our business at each of our production facilities including, without limitation, hygiene permits and industrial products production permits. We are required to comply with applicable hygiene and food safety standards in relation to our production processes. Failure to pass these inspections, or the loss of or suspend some or all of our production activities, could disrupt our operations and adversely affect our business.

The Company faces the risk that changes in the policies of the Chinese government could have a significant impact upon our ability to sustain our growth and expansion strategies.

Since 1978, the PRC government has promulgated various reforms of its economic system and government structure. These reforms have resulted in significant economic growth and social progress for China in the last two decades. Many of the reforms are unprecedented or experimental, and such reforms are expected to be modified from time to time. Although we can not predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any materially adverse effect on our current or future business, results of operation or financial condition.

Our ability to continue to expand our business is dependent on a number of factors, including general economic and capital market conditions in China and credit availability from banks and other lenders in China. Recently, the PRC government has implemented various measures to control the rate of economic growth and tighten its monetary policies. Slower economic growth rate may in turn have an adverse effect on our ability to sustain the growth rate we have historically achieved due to the aggregate market demand for consumer goods like bottled water.

Failure to comply with the  S  tate Administration of Foreign Exchange regulations relating to the establishment of offshore special purpose companies by PRC residents may adversely affect our business operations.

On October 21, 2005, the State Administration of Foreign Exchange issued a new public notice which became effective on November 1, 2005. The notice requires PRC residents to register with the local State Administration of Foreign Exchange branch before establishing or controlling any company, referred to in the notice as a “special purpose offshore company”, outside of China for the purpose of capital financing. PRC residents who are shareholders of a special purpose offshore company established before November 1, 2005 were required to register with the local State Administration of Foreign Exchange Branch. Our beneficial owners need to comply with the relevant the State Administration of Foreign Exchange requirements in all material respects in connection with our investments and financing activities. If such beneficial owners fail to comply with the relevant the State Administration of Foreign Exchange requirements, such failure may subject the beneficial owners to fines and legal sanctions and may also adversely affect our business operations.

The outbreak of any severe contagious diseases in China, if uncontrolled, could adversely affect our results of operations.

The outbreak of any server communicable disease in China, if uncontrolled, could adversely affect the overall business sentiments and environment in China, which in turn may lead to slower overall gross domestic product growth in China. As our sales are currently derived from our Chinese operations, any contraction or slow down in the growth of the gross domestic product of China may adversely affect our financial condition, results of operations and future growth. In addition, if any of our employees are infected or affected by any severe communicable diseases outbreak, it could adversely affect or disrupt our production at the relevant production facility and adversely affect our business operations as we may be required to close our production facilities to prevent the spread of the disease. The spread of any severe communicable disease in China may also affect the operations of our distributors and suppliers, causing delivery disruptions which could in turn adversely affect our operating results and share price.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

There have been no unregistered sales of equity securities during the period covered by this report. On April 11, 2008, the holder of 5 million shares of our preferred stock converted its preferred stock into 25 million shares of our common stock. The shares of common stock were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On March 7, 2008, the Company filed and mailed to its shareholders an information statement pursuant to Section 14(c) of the Security Exchange Act of 1934 to approve an amendment to the Company’s Articles of Incorporation (i) to increase the number of authorized shares of the capital stock of the Company to 200,000,000 shares and designate 175,000,000 shares as common stock and 25,000,000 shares as preferred stock and (ii) to change its name to China Bottles Inc.

ITEM 5. OTHER INFORMATION

Change of Authorized Share of Capital Stock

On April 3, 2008, the Company amended its Articles of Incorporation to increase its authorized shares of the capital stock of the Company to 200,000,000 shares, of which 175,000,000 shares were to be designated as common stock and 25,000,000 shares were to be designated as preferred stock.

Name Change

On April 3, 2008, the Company amended its Articles of Incorporation to change its name to China Bottles Inc.

ITEM 6  - EXHIBITS

The following exhibits are furnished as part of the Quarterly Report on Form 10-Q/A:

Exhibit No.	Description

2.1	Majority Stock Purchase Agreement dated May 24, 2007 (incorporated by reference to the Company’s Form 8-K dated May 29, 2007)
2.2	Agreement for Share Exchange dated August 27, 2007 (incorporated by reference to the Company’s Form 8-K dated August 31, 2007)
4.1	Articles of Incorporation (incorporated by reference to the Company’s Form SB-2 dated August 9, 2001)
4.2	By-Laws (incorporated by reference to the Company’s to the Company’s Form SB-2 dated August 9, 2001)
4.3	Certificate of Designation (incorporated by reference to the Company’s Form 8-K/A dated August 27, 2007)
4.4	Certificate of Amendment to the Company’s Articles of Incorporation (incorporated by reference to the Company’s Form 8-K/A dated January 25, 2005)
4.5	Certificate of Amendment to the Company’s Articles of Incorporation (incorporated by reference to the Company’s Schedule 14C Information Statement dated March 7, 2008)
31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15(d)-14(a). Filed herewith.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Filed herewith.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October , 2008	CHINA BOTTLES, INC.

By:
		Name:	Chong Hui Zhao
		Title:	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer and Principal Accounting and Financial Officer)

Exhibit 31.1
CERTIFICATION

I, Chong Hui Zhao, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A for the period ended March 31, 2008, of China Bottles, Inc. (f/k/a Hutton Holdings Corporation, the “Company”).

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods, presented in the report.

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons fulfilling the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Dated: October , 2008
By:
Name: Chong Hui Zhao
Title: Chief Executive Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

In connection with the Quarterly Report of China Bottles, Inc. (f/k/a Hutton Holdings Corporation, the “Company”) on Form 10-Q/A for the quarter ended March 31, 2008, as filed with the Securities and Exchange Commission (the “Report”), the undersigned, certify, pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

Pursuant to the rules and regulations of the Securities and Exchange Commission, this certification is being furnished and is not deemed filed.

Dated: October , 2008
By:
Name: Chong Hui Zhao
Title: Chief Executive Officer and Chief Financial Officer

DRAFT – 11/12/08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-KSB/A

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _________ to _________

COMMISSION FILE NO.  000-51724

CHINA BOTTLES INC.

(Formerly HUTTON HOLDINGS CORPORATION)
(Name of Small Business Issuer in Its Charter)

Nevada	87-1578749
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675
(Address of principal executive offices) (Zip Code)

(86) 763-4620777
Issuer’s telephone number:

Securities Registered Under Section 12(b) of the Exchange Act:  None.

Securities Registered Under Section 12(g) of the Exchange Act:  Common Stock, par value $0.001

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒  No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐  No ☒

The issuer’s revenues for the fiscal year ended December 31, 2007 were $22,501,627.

The aggregate market value of the registrant’s Common Stock held by non-affiliates as of April 11, 2008 was $ 121,500,000.

As of April 11, 2008 , the registrant had 75,000,000 shares of Common Stock ($ 0.001 par value) issued and outstanding.

Documents incorporated by reference: None.

Transitional Small Business Disclosure Format (check one):   Yes ☐  No ☐

This Form 10-KSB is being amended to revise and restate (i) the consolidated statements of income and comprehensive income to correct the reporting of basic and diluted earnings per share and basic and diluted weighted average shares outstanding; (ii)the consolidated statements of cash flows to reclassify certain items and to properly report the acquisition of three operating companies; (iii) the footnotes to the financial statements to provide additional disclosures regarding the acquisition of three operating companies and to provide pro forma financial statements and disclosures associated with these acquisitions; and (iv) the Statement of Changes in Stockholders Equity to correct the reporting of the business acquisitions the occurred during the year.

PART I

FORWARD LOOKING STATEMENTS

In this annual report references to " China Bottles ,"" the Company ,"  "we," "us," and "our" refer to China Bottles, Inc. and its subsidiaries.

This annual report contains certain forward-looking statements and for this purpose any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within our control.  These factors include but are not limited to economic conditions generally and in the markets in which China Bottles may participate, competition within China Bottles ’ chosen industry, technological advances and failure by us to successfully develop business relationships.

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ITEM 1.  DESCRIPTION OF BUSINESS

Business Development

History

The Company was incorporated under the laws of the State of Nevada on February 26, 2001, as Geraco, Inc. On December 15 , 2004, the Company changed its name to Hutton Holdings Corporation. On April 3, 2008, the Company changed its name to China Bottles, Inc.

On August  26, 2007, we entered into an Agreement for Share Exchange (the “Agreement”) with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL (the “Shareholders”)

Pursuant to the terms of the Agreement, we acquired a 100% ownership interest in CVDL in exchange for the issuance to the Shareholders of 29,750,000 shares of common stock (the “Common Stock”) and 5,000,000 shares of Series A Preferred Stock (the “Series A Preferred Stock”). Each share of the Series A Preferred Stock was convertible into five shares of common Stock, subject to the availability of the shares of Common Stock. The share exchange took place according to the terms of the Agreement and in accordance with applicable law.  Immediately following completion of the transaction through the issuance of the e xchange s hares, we had a total of approximately 50,000,000 shares of its common stock and 5,000,000 shares of Series A Preferred Stock issued and outstanding.  On April 3, 2008, we amended our Articles of Incorporation to increase the number of shares that we are authorized to issue to 175,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock.

CVDL owns 100% of the outstanding equity of Guozhu Holdings Limited, a Hong Kong company (“Guozhu”). Guozhu owns 100% of each of Fogang Guozhu Plastics Company Limited, Fogang Guozhu Blowing Equipment Company Limited and Guangdong Guozhu Precision Mold Company Limited (collectively, the “Guozhu Operating Companies”).

On November 15, 2007, our Board of Directors acted by unanimous written consent to change our fiscal year end from June 30 to December 31. As a result of the interpretive guidelines, no transition report is required in connection with such change in fiscal year end.

Acquisition of Guozhu Group

We are a company with expertise in production of beverage bottle which mainly is made of PET (Polyethylene terephthalate), a type of plastic with desirable characteristics for packaging including clear and wide range of color and shape, tough, good resistance to heat, moisture, dilute acid, and recyclable. We produce, market and sell full range of beverage bottle production machineries including high speed injection molding machines, semi-automatic and high speed automatic plastics stretch blow molding machines, infrared ray perform heater, label heat shrinker and perform injection mold and blowing mold. We also provide bottle production service. We now are selling our machines using the brand name “ Guo Zhu”.

Currently, we have about 385 full-time staff. We operate one production plant in Qingyuan City, Guangdong Province, a sales office in Beijing and a R&D center in Guangzhou City, PRC. In 2006, around 80% of our sales are contributed from China market. In addition to China, we are exporting our machines to more than ten countries including Japan, Germany, United Kingdom, Hong Kong, Taiwan, Korea, Australia, Russia, Vietnam, Brazil and countries in Middle East. Our target customers are drink and beverage companies and pharmaceutical companies and their packaging services providers including China Huiyuan Juice Group Limited, Nestle, Coca-Cola, Harbin Pharmaceutical Group, and Wahaha Group.

2

Corporate Milestones

We are one of the leaders in the beverage packaging production industry in China. We started our operation in 1996. Certain of our milestones are illustrated in the table below:

Milestone	Date
Commenced the beverage bottle production business	1993
Commenced the injection molds and blowing molds production services	1995
Produced and marketed the first semi-automatic blowing machine	1998
Started to export injection and blowing molds to overseas market	2000
Qualified by Coca-Cola as PET bottle providers	2000
Started to export semi-automatic blowing machine to overseas market	2002
Qualified by Coca-Cola as molds suppliers	2004
Produced and marketed the first automatic blowing machine	2004
Started to export automatic blowing machine to overseas market	2005
Produced and marketed the first perform injection molding machine	2006

Our Business

General

Our business focus is PET bottle production in beverage production process. We provide three kinds of services and products for our customers:

☐	We provide bottle production machineries so that our customer can produce bottles themselves;

☐	We provide perform injection mold and blow molds for our customers’ bottle production machines; and

☐	We provide complete bottles production services;

Principal Products and their Market

The table bellow illustrated the product lines and corresponding products we are producing and selling and their respective percentage of contribution to the turnover for the year of 2007.

Plastic packaging machineries and
Product lines	supplementary machineries	Molds Production	Finished Bottles production
	Semi-automatic blowing machine	Multi-cavities Perform injection	PET bottles for carbonated
		molds	soft drink, water and hot filled
beverages such as juice and
tea.

	Automatic blowing machines	Blowing molds	PP bottles for pills and IV
Products			injection

Injection molding machines
Preform Heater
Necking Crystallizer
Label Head Shrinker

Percentage of
contribution to	7.6%	69.2%	23.2%
turnover (2007)

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Market Overview

Global Beverage Packaging Machinery Market

Beverage packaging is one of key application for packaging machines. In 2007, beverage packaging accounted for 20% of total global sales of packaging machinery, ranked second after food packaging which accounted for 40%.

In term of geographical classification of global market of packaging machinery for 2007, the Americas had the largest market share which was equivalent to 31.8% of the total market. China plus Japan and Europe occupied similar size of shares which were equal to 25.9% and 24.7% respectively. Asia-Pacific ranked the forth which owned a market share of 11.2%. Africa plus Middle East owned 3.5% and Russia with Central Asia owned the remaining 2.9%.

It is expected that the global market for beverage packaging machinery is growing at an annual rate of around 3%. Following figure illustrates the global market size from 2003 to 2008.

(Source: SPG Media)

Beverage Market and Packaging Trends

Packaged beverage is usually packed by four kinds of packaging material: carton, can, glass and PET. In 2003, these four kinds of packaging material accounts for 98% of 870 billion units, the total consumption of the year, in which glass is the most popular kind of packing having 33% of market and Can ranked the second occupying 27%. However, from the research of marketers and players in the industry, PET is the most rapidly growing packaging material for beverages. It is expected that 41% of beverage sold in 2015 will be packaged in PET bottles which equal to 565 billion units. Following table lists the forecasted annual growth rate of these four kinds of packaging material in global beverage market.

	Carton	Can	Glass	PET
Growth Rate p.a.	4%	1%	0%	9%

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PET outperforms other packaging material in popularity. Forecasted number of packaged beverage in different packaging material for the year 2003, 2007, 2011 and 2015 is shown in following figure.

(Source: PCI, Canadean, Mercer, GDA, Tetra, KRONES)

Government Regulation

In relation to the design, development, manufacture and sale of plastic injection molding machines, Chinese government and PRC laws do not require any special and/or additional approvals, permissions or any other qualifications required except for the relevant business license.

In certain provinces and cities, the provincial governments and the city government requires the beverage bottle manufactures acquired Food Hygiene Permits before they can sell these bottles or use these bottles for food and drinks containing usage.

We carry on our business in an industry that is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing and construction that may cause environmental waste to adopt effective measures to control and properly dispose of waste gases, waste water, industrial waste, dust and other environmental waste materials, as well as fee payments from producers discharging waste substances. Fines may be levied against producers causing pollution.

Business Strategies

We are in the leading position among the Chinese beverage packaging machinery companies. We are one of few China companies which can produce high speed automatic bottle blowing machines. We are also the only China company can produce all machines and components of both high speed bottle production line and semi-auto bottle production line including inject molding machine, injection and blowing molds, semi-automatic and high speed automatic blowing machine.

By leverage our market leadership and the growth opportunity of the market, we adopt following strategies to grow our business:

Expanding production capacity

The demand for PET beverage bottle production machines is huge that the current supply level cannot fully match. The growth rate of demand of PET bottles is 9% per annum which is promising for the industry. We believe the growth rate of the global demand of PET beverage bottles in China is higher than that of global market. Our major growth strategy is to expand our production capacity to cope with the growth of market so that we can preserve our position in the industry. We are focusing to gather and acquire resources available inside or outside of our company to execute this strategy. We are refining our production process so as to speed up our product deliver time in order to increase the efficiency of working capital. In June 2007, we had secured a loan of US$1.07 million for working capital. We are also developing market with high profit margin to strength our financial performance for our growth.

Enhancing production efficiency and speed

The competition of the packaged beverage market is very keen. The Product development cycle of the beverage industry is getting short in order to act fast enough to match the competitors. The requirement from the beverage industry for fast delivery of production line including the packaging components becomes mandatory. The faster a vendor can deliver the business, the more likeness the vendor can gain the business.

5

In addition, faster delivery of products can enhance efficiency of working capital which is crucial for the expansion of production capacity.

Expanding overseas markets

While the Chinese market is very promising, the overseas market offers a better margin for our products. In addition, our business performance will be more stable if we can diversify our market in order to avoid any possible fluctuation in Chinese economy and market condition. We are expanding our percentage of sales in overseas market so as to increase our market coverage and improve our profit margin.

Continuing product development

Beverage packaging is a fast growth industry. The market is keeping required for faster and more sophisticated machineries to cope with the development. Technology and production development is one of our key focuses of business strategy in order to sustain our growth and success. In 2007, we setup a research and development center, with a prestige university in China, for our product development and enhance.

Marketing and Distribution

We market our products and update the market about our progress and breakthrough by participating the tradeshows and exhibitions related to beverage industry and bottle production industry. In 2007, we attended a number of tradeshows and exhibitions demonstrating the newest and killing products. We also organize plant visit for prospect to demonstrate the solutions we can provide. As beverage industry is a concentrated industry, this is proven to be the most effective way of marketing for us.

As we are well known in the beverage industry in China, nearly all beverage companies contact our sales team or senior management directly to seek for solutions or products. Our sales team and the senior managements totally participate and manage the whole sales process. For overseas market, we mainly market their production through trading agents and export companies in China. In certain overseas markets, we also appoint local agent for order taking and after sales services.

Competition

We face different competition environment for its three business lines.

Beverage bottle production machinery

Our beverage bottle production machineries cover both high-end market and mid-end market.

The high-mid production line mainly covers the production line composed of high-speed bottle blowing machines and high speed preform injection molding machines. For the high-end market, we have around 10 competitors in which most of them are foreign company. For this market, price-performance ratio, throughput of product, reliability and product delivery time and services support are key factors for competition. Because of the high entry barrier in capital investment and technology expertise and the higher demand over the supply in the market, the competition in this market is mild yet.

There are hundreds of companies supping semi-automatic machinery in the mid-tier market. The competition in this market is keen. Players in this market mainly compete in price, reliability. As the result, only a few players with scale can be in the business. In the long run, the market will become an oligopoly.

Bottle production

This market has a large number of players with great variation in quality, scale of operation. Cost, technological expertise and ability of timely delivery is key factor in competition. We are the top-tier player in this business because of our quality and reputation and have stable business relation with big companies which are willing to pay premium for quality.

6

Injection and Blowing Molds production

Key factors for competition in this market are technology expertise, timely delivery and durability of the product. The market is stratified and we are the leader in this industry and are one of three authorized molds suppliers of Coca-Cola Company. The competition in the tier we are in is mild as there are only a few players who can provide up to standard injection molds and blowing molds for mid to higher tier beverage and drinks companies.

Employees

Currently we have about 409 employees.

Intellectual Property

We own three patents related to designs of bottle blowing machines registered in China. All these patents will be expired 10 years after the patent registered date. Table below has summarized these three patents:

Item	Patent Number	Registered Date
1	ZL 03 2 67574.7	July 16, 2003

2	ZL 03 2 67575.3	July 16, 2003

3	ZL 03 2 67576.3	July 16, 2003

We also have the rights to our trademark which composes of our logo and the Chinese words “ Guo Zhu” in China.

ITEM 2. DESCRIPTION OF PROPERTY

Property Owned and Leased

We own one production plant with executive offices and rent two offices that one is a sales office and one is an R&D center. The following table has summarized real property we own or lease:

Item	Address	Leased/Owned
1	Huanghuahu Industrial Zone, Tangtang Town , Fogang County, Qingyuan City, Guangdong Province, PRC	We possess a land use right

2	Rm C580, C521, 5/F., Wushan Technology Plaza, Wushan Road, Guangzhou, PRC	Leased

3	Rm 504, 249 Chashan Road, Guangzhou, PRC	Leased

The period of land use right of item 1 will expire in 2053 at which time the property will be acquired by the State under PRC laws. The leasing period of item 2 and 3 will expire in 2010 and 2009 respectively. All leasing agreements are with customary Chinese leasing conditions.

ITEM 3. LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our Company, our Common Stock, any of our subsidiaries or of our Company’s or our Company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

7

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On December 27, 2007 , the Board of Directors of the Company as well as the stockholders of a majority of the outstanding shares of the Company’s common and preferred stock approved by written consent, (i) the amendment of the Company’s Articles of Incorporation to increase the number of authorized shares of the capital stock of the Company to 200,000,000 shares, of which 175,000,000 shares were to be designated as Common Stock and 25,000,000 shares were to be designated as preferred stock (“Capital Increase Amendment”), and (ii) the amendment of the Company’s Articles of Incorporation to change the name of the Company to China Bottles, Inc (“Name Change Amendment”). On or about March 7, 2008, the Company mailed to its stockholders, an Information Statement disclosing the approval of the Capital Increase Amendment and the Name Change Amendment. On April 3, 2008, the Company amended its Articles of Incorporation to change its name to China Bottles, Inc and to increase its authorized capital as described above.

PART II

ITEM 5.  MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

On March 31 , 2005, our shares were cleared for trading on the National Association of Securities Dealers (NASD) Over-the-Counter Bulletin Board (OTCBB) under the symbol “HTTH”.

The aggregate market value of our common equity held by non-affiliates based upon the average bid and ask price of such common equity on April 11, 2008, as reported by OTCBB was approximately $ 121,500,000

 We have not declared dividends on our Common Stock and do not anticipate paying dividends on our Common Stock in the foreseeable future. There were no reported bids for our Common Stocks during 2006 and the first quarter of 2007.
Year	Period	High	Low
2006	First Quarter	-	-
	Second Quarter	-	-
	Third Quarter	-	-
	Fourth Quarter	-	-
2007	First Quarter	-	-
	Second Quarter	$6.00	$6.00
	Third Quarter	6.00	6.00
	Fourth Quarter	6.00	6.00
2008	First Quarter	$6.00	$6.00

The source for the high and low closing bids quotations is the Bloomberg database and does not reflect inter-dealer prices. Such quotations are without retail mark-ups, mark-downs or commissions, and may not represent actual transactions and have not been adjusted for stock dividends or splits.

As of April 11, 2008, the Company had 75,000,000 shares of Common Stock issued and outstanding.

Holders

As of April 11, 2008, we have approximately 69 shareholders of record of holding 75,000,000 shares of Common Stock.

As of the fiscal year ended December 31, 2007, we had 50,000,000 shares of Common Stock and 5,000,000 shares of Series A Preferred Stock issued and outstanding. Each share of Series A Preferred Stock was convertible into five (5) shares of Common Stock at the option of the holders, subject to the availability of Common Shares, at any time after their issue date. On April 3, 2008, the Company amended its Articles of Incorporation to increase the number of shares of Common Stock that it is entitled to issue from 50,000,000 shares to 175,000,000 shares and the number of shares of Preferred Stock that it is authorized to issue from 10,000,000 shares to 25,000,000 shares. On April 11, 2008, 5,000,000 shares of Series A Preferred Stock held by China Water and Drinks Inc. were converted into 25,000,000 shares of Common Stock.

8

Dividends

We have never declared or paid any cash dividends or distributions on our Common Stock. We currently intend to retain our future earnings to support operations and to finance future growth and expansion and, therefore, do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

Transfer Agent and Registrar .

Our transfer agent is Interwest Transfer Company, Inc., located at 1981 East Murray Holladay Road, Suite 100, P.O. Box 17136, Salt Lake City, UT 84117. Their telephone number is (801) 272-9294.

Securities Authorized for Issuance Under Equity Compensation Plans

None.

Recent Sales of Unregistered Securities

On August 26, 2007, we entered into an Agreement for Share Exchange (the “Agreement”) with China Valley Development Limited, a British Virgin Islands company (the “CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL (the “Shareholders”) pursuant to which we acquired a 100% ownership interest in CVDL from the Shareholders. In consideration for the acquisition of the shares of CVDL, we issued to Cai Yingren 19,337,500 shares of our Common Stock and 3,250,000 shares of our Series A Preferred Stock, and to Wu Wen 10,412,500 shares of our Common Stock and 1,750,000 shares of our Series A Preferred Stock. The issuance of the shares of Common Stock and shares of Series A Preferred Stock were issued pursuant to Regulation S in a transaction that was exempt from registration under the Securities Act of 1933, as amended.

On April 11, 2008, China Water and Drinks, Inc, the holder of 5,000,000 shares of our Series A Preferred Stock converted such shares into 25,000,000 shares of Common Stock, The shares of Common Stock were issued pursuant to Regulation S in a transaction that was exempt from registration under the Securities Act of 1933, as amended.

Issuer Purchase of Securities

None.

Off-Balance Sheet Arrangements

None.

ITEM 6.  MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements, as well as information relating to the plans of our current management. This report includes forward-looking statements. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the matters set forth in this report or other reports or documents we file with the SEC from time to time, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be place on these forward-looking statements which speak only as of the date hereof. We undertake no obligation to update these forward-looking statements.

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto and other financial information contained elsewhere in this Form 10-KSB.

We are engaged in the business of manufacturing and selling plastic packaging machines, precision molds and PET finished bottles. Our products are primarily marketed and sold in the PRC.

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We currently has the capacity to produce approximately 90 units of blowing machines per year, 350 units of perform molds and 4,500 units of blowing molds per year and we have 12 production lines for PET finished bottles.

During 2008, the Company intends to focus on expanding market penetration for our products based on our position in the growing China market, favorable cost structure as compared to overseas suppliers, focus on product innovation and customer relationships. In order to support this growth we plan to invest in new production facilities in Northern China and upgrade our existing production lines to enhance their efficiency. The Company is evaluating financing alternatives to meet the capital expenditures and working capital required to meet these goals, including the issuance of equity and debt.

The Company also intends to establish an R&D center in Guangzhou City in 2008 so as to attract more talented researchers and engineers and enhance the competitiveness of our products. Our R&D projects include initiatives that will seek to:

(1)     Increase the production speed for Automated Circle Blowing Machine to 1500 bottles per hour;
(2)     Develop a Direct-line Machine;
(3)     Redesign the appearance of current machines;
(4)     Develop a mold for bottle caps;
(5)     Improve of appearance of molds, etc.

The Company plans to implement Hybrid Build-to-Order (BTO) and Build-to-Stock (BTS) production models that we expect will improve production efficiencies. China Bottles expects to improve its product delivery time and shorten its sales cycles with a BTO production model. The Company will begin production when sales orders are committed allowing greater control in production planning and improving production efficiency and potentially enhancing profit margins.

We also plan to locate our sales headquarters in Beijing to increase visibility and penetrate the North China and international market. Locating in Beijing has the potential to enhance our market share by enhancing our business relationships with both domestic and international clients.

Significant Accounting Policies and Management Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The policies discussed below are considered by management to be critical to an understanding of our financial statements.

Our significant accounting policies are summarized in Note 3 to our financial statements. While all these significant accounting policies impact its financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause an adverse effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.

Revenue recognition

Revenue represents the invoiced value of goods sold recognized upon the delivery of goods to the customers. We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price fee is fixed or determinable, and collectibility is reasonably assured.

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Income taxes

Provision for income and other related taxes have been provided in accordance with the tax rates and laws in effect in the PRC.

Income tax expense is computed based on pre-tax income included in the consolidated statements of operations. Deferred income taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if there is a strong likelihood the items will expire before its benefits are realized or if its future utilization is uncertain.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal. Cost of raw materials is calculated using the weighted average method. Finished goods costs are determined using the weighted average method and comprise direct materials, direct labor and an appropriate proportion of overhead.

Results of Operations

Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006

The following table summarizes the results of our operations during the year periods ended December 31, 2007 and 2006, and provides information regarding the dollar and percentage increase or (decrease) from the year period ended December 31, 2007 to the one-year period ended December 31, 2006.

	Year ended December 31,
	2007	2006	Increase	% increase

Revenue	$42,371,011	$25,787,621	16,583,390	64%
Cost of Goods Sold	28,625,056	18,500,817	10,124,239	55%
Gross Profit	13,745,955	7,286,804	6,459,151	89%
General and Administrative Expenses	2,717,429	572,790	2,144,639	374%
Sales and Marketing Expenses	1,047,086	827,276	219,810	27%
Total Operating Expenses	3,764,515	1,400,066	2,364,449	169%
Income from Operation	9,981,440	5,886,738	4,094,702	70%
Other Income (expense)	721,027	735,736	(14,709)	-2%
Interest Income (expense)	(95,116)	(27,977)	(67,139)	240%
Income before Income Tax	10,607,351	6,594,497	4,012,854	61%
Provision for Taxes	2,727,625	2,072,331	655,294	32%
Net income	7,879,726	4,522,166	3,357,560	74%

Revenues

Sales revenue increased from $25,787,621 for the year of 2006 to $42,371,011 for the year of 2007, an increase of 16,583,390 or 64% to that of the year 2006. In terms of product lines, sales of blowing machines, molding and bottles production grew from $16,318,728, $7,552,671 and $1,916,222 for the year of 2006, to $27,892,838, $10,934,213 and $3,506,214 for the year of 2007, an increase of $11,574,110, $3,381,542 and $1,589,992 respectively.

The increase in revenue was mainly due to the increase in sale our two top products, the automatic blowing machines and advanced 32-cavity and 48-cavity preform injection molds which started to be popular in the drink and beverage industry. The drink and beverage companies in China were competing for market share because of the high demand of bottled drinks including water, carbonated drinks and juice in China. These two top products were in high demand as they increase production efficiency of drinks company with comparable lower price than that of foreign products. These two kinds of products continued to be the growth driver of the Company for the first half year of 2007 and their demand from drinks and beverage industry would be continued.

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Cost of goods sold and gross profit

Cost of goods sold for the year ended December 31, 2007 was $28,625,056, an increase of $10,124,239 or 55% compared to $18,500,817 of the same period in 2006. The increase of cost of good sold for the year of 2007 as compared that of 2006 was a result of increase in sales.

Our gross profit increased $6,459,151, or 89%, to $13,745,955 for the year ended December 31, 2007 from $7,286,804 during the same period in 2006. Gross profit as a percentage of revenue was 32% for the year of 2007, an increase of 3% from 28% during the same period in 2006. Such increase was mainly contributed by production of faster automatic blowing machines and preform molds with more cavities which has a higher gross margin compared with less advanced products sold in 2006. Gross profit as percentage of revenues with respect to blowing machines, molding and bottles production was 31%, 21% and 39%, respectively, for the year of 2007, an increase of 6%, 1% and 8% compared to that of 2006, respectively. Increase of gross profit ratio for bottle production was mainly due to improvements in production process to increase the production efficiency.

General and Administrative

General and administrative expenses increased from $572,790 in the year of 2006 to $2,717,429 in the year of 2007, representing an increase of 2,144,639 or 374%. The increase in general and administrative expenses in the year of 2007 compared to that of 2006 was primarily due to the expansion of operation which led to the increase in staff cost, traveling and entertainment and sundry expenses. The general and administrative expenses for the year of 2007 mainly consisted of staff cost, traveling and entertainment and sundry expenses.

Sales and marketing

Selling and marketing expenses, including distribution expenses, increased from $827,276 in the year ended December 31, 2006 to $1,047,086 in the same period of 2007, representing a 27% increase. The increase in the selling and marketing expenses is primary due to the increase in advertising, marketing and exhibition cost and traveling cost. The selling and marketing expenses for the year of 2007 mainly consisted of advertising, marketing and exhibition cost and traveling expenses.

Income before income tax and income taxes expenses

Income before income tax was $10,607,351 for the year of 2007 compared to $6,594,497 for the year of 2006, representation an increase of $4,012,854. The increase was mainly due to the increase in revenue.

Provision for taxation for the year of 2007 was $2,727,625, compared to $2,072,331 for the year ended December 31, 2006. The Company’s effective tax rate for the year of 2007 was 25.7%.

Net income

Net income for the year of 2007 was $7,879,726, representing an increase of $4,522,166 from the same period in 2006. The increase was mainly due to the increase in revenue and hence net income because of the increase in sale of automatic blowing machines and advanced 32-cavity and 48-cavity perform injection molds. Net margin for the year of 2007 was 18.6%

Liquidity and Capital Resources

Cash

As of December 31, 2007, the Company had $1,375,786 of cash and cash equivalents as compared to $497,078 at of December 31, 2006.

Cash Flow

	Year ended December 31
	2007	2006
Net cash from operating activities	$(547,796)	$7,795,202
Net cash used in investing activities	$(1,033,516)	$(486,002)
Net cash provided by financing activities	$2,264,400	$(7,182,767)
Net increase in cash	$681,088	$126,433

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Cash outflows from operations during the year ended December 31, 2007 amounted to $547,796 as compared to net cash inflows from operations of $7,795,202 in the same period of 2006. The decrease in cash inflow was mainly due to payments to our suppliers who offered us better price for a shorter payment term. We adopted such approach in order to compensate for the increase of cost of raw materials and parts for production in the period.

Our cash outflows used in investing activities during the year ended December 31, 2007 amounted to $1,033,516 as compared to the net cash used in investing activities amounted to 486,002 in the same period of 2006. During that period, we purchased equipment and machinery for the expansion of our production capacity.

Our cash inflows from financing activities amounted to $2,262,400 in the year ended December 31, 2007 as compared to cash outflows of $7,182,767 in financing activities in the same period of 2006. The increase in cash inflow was primarily due to the decrease of dividend payout, increase in amount due to a related party and amount received from bank loan.

Working Capital

As of December 31, 2007, the working capital of the Company was $4,584,696.

We believe that our cash flow generated from operations will be sufficient to sustain operations for at least the next 12 months. There is no identifiable expansion plan as of December 31, 2007, but from time to time, we may identify new expansion opportunities for which there will be a need for the use of cash.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

Inflation has not had a material impact on our business and we do not expect inflation to have an impact on our business in the near future.

Currency Exchange Fluctuations

All of the Company’s revenues and a majority of its expenses for the year ended December 31, 2007 were denominated in Renminbi (“RMB”), the currency of China, and were converted into US dollar at the exchange rate of 7.6172 to 1. In the third quarter of 2005, RMB began to rise against the US dollar. There can be no assurance that RMB to US dollar exchange rates will remain stable. A devaluation of RMB relative to the US dollar would adversely affect our business, consolidated financial condition and results of operations. We do not engage in currency hedging.

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ITEM 7. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-15 comprising a portion of this annual report on Form 10-KSB.

ITEM 8. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As approved by the Company’s Board of Directors on July 18, 2007, the accounting firm of Madsen & Associates CPA’s, Inc. (“Madsen”) was engaged to take over the audit responsibilities from Robison, Hill &Co. (“Robison”) and Robison was dismissed on that same date.

During the Company's two most recent fiscal years and any subsequent interim period prior to the engagement of Madsen, the Company (or someone on its behalf) has not consulted with Madsen, or any other auditor, regarding any accounting or audit concerns, to include, but not by way of limitation, those stated in Item 304(a)(2) of Regulation S-B.

Robison had been appointed on January 31, 2006 as the Company’s independent auditor.

During the period that Robison served as the Company’s independent auditor and through the date of dismissal, the Company has not had any disagreements with Robison, whether resolved or not resolved, on any matter of accounting principals or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to said accountants' satisfaction, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report.

The Company has provided the information required to comply with Item 304(a)(3) of Regulation S-B to Robison and requested that Robison furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements.

ITEM 8A. CONTROLS AND PROCEDURES

Restatement of Financial Statements

As discussed elsewhere in this Amended and Restated Form 10-K, we have amended our previously-issued consolidated financial statements as of December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007 and 2006. See Note 17 – Restatement in the notes to consolidated financial statements in Item 7 of this Amended and Restated Form 10-K for more detailed information regarding the amendment. In connection with this amendment, and as a result of the determination to correct the Company’s consolidated financial statements and in connection with management’s ongoing assessment of internal controls over financial reporting, the Company’s Chief Executive Officer and Chief Financial Officer undertook a special evaluation of the effectiveness of the Company’s internal control of financial reporting, in connection with accounting for reverse mergers. The material weaknesses identified below are related to the inappropriate application of purchase accounting with respect to the acquisition of the three Guozhu operating companies on August 16, 2007. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for as acquisitions of entities under common control. As a result, the Company has restated its previously issued balance sheets as of December 31, 2007 and 2006 and the results of operations and cash flows for the years ended December 31, 2007 and 2006. The Company’s management intends to take all necessary steps to address these material weaknesses. Management has retained an expert consultant to review its accounting treatments for mergers and acquisitions and to carefully validate that such treatments are in full alignment with US GAAP.

Evaluation of disclosure controls and procedures

In connection with the Form 10-K for the fiscal year ended December 31, 2007 originally filed on April 15, 2008 (the “Original Form 10-K”), with the participation of our Chief Executive Officer and Chief Financial Officer, our management had evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer had concluded that, as of the end of the period covered by the Original Form 10-K, our disclosure controls and procedures were effective.

Subsequent to the evaluation made in connection with our Original Form 10-K, as required by Rule 13a-15(b) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, reevaluated the effectiveness as of December 31, 2007 of our disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act as a result of the restatement of our previously-issued consolidated financial statements as described above. Based on this evaluation our Chief Executive Officer and Chief Financial Officer concluded that, our disclosure controls and procedures were ineffective because the Company failed to include Management’s Annual Report on Internal Control over Financial Reporting (the “Management Report”) and due to the material weaknesses in our internal control over financial reporting described below. The failure to include the Management Report resulted from the Company having inexperienced staff that is responsible for ensuring that information required to be disclosed in this Annual Report on Form 10-K is disclosed, processed, summarized and reported on a timely basis. The Company will continue to review its policies and procedures to ensure compliance and adequate personnel to facilitate these policies. Our Chief Executive Officer and Chief Financial Officer were not aware of the failure to include the Management Report at the time of filing of the Original Form 10-K and therefore concluded that disclosure controls and procedures were effective as of December 31, 2007; however upon reevalution of the effectiveness as of December 31, 2007 of our disclosure controls and procedures, the conclusion of our Chief Executive Officer and Chief Financial Officer has changed.

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Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent detect misstatements. Also, the application of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that complication with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007. Management’s assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (“COSO”). Our assessment identified deficiencies that were determined to be material weaknesses.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Because of the material weaknesses described below and our failure to include Management’s Report in the Original Form 10-K, management concluded that our internal control over financial reporting was not effective as of December 31, 2007.

The specific material weaknesses identified by management as of December 31, 2007 are described as follows:

(a) lack of sophisticated and capable accounting and reporting personnel to determine the proper method of accounting for the Guozhu acquisitions;
(b) lack of timely identification, research and resolution of accounting issues; and
(c) lack of technical accounting expertise among senior financial staff regarding US GAAP and the requirements of the PCAOB, and regarding preparation of financial statements.

As discussed above under the heading “Evaluation of disclosure controls and procedures,” our Form 10-K for the year ended December 31, 2007 did not include management's report on internal controls over financial reporting, which was required by Item 308T of Regulation S-B. Management's conclusion that internal controls over financial reporting were not effective at December 31, 2007 is the result of the material weaknesses described above, the omission of the Management Report and the inadequate and inexperienced staffing.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Future Remediation Plan for Material Weakness

The Company is in the process of developing and implementing remediation plans to address our material weaknesses. Management has taken the following actions to improve internal controls over financial reporting:

(1) establishment of more detailed policies and procedures for the preparation of financial statements under US GAAP and

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(2) hiring additional personnel to assist the Company’s accounting staff, including the use of external consultants and experienced temporary staff, to ensure that management has appropriate accounting resources.

Our management anticipates remedying of these deficiencies in the second half of 2008.

Changes in Internal Control Over Financial Reporting

During the fiscal quarter ended December 31, 2007, there were no significant changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. However, consistent with the disclosure above in connection the reevaluation of our internal controls over financial reporting, we plan to make take the above actions to improve our internal controls over financial reporting.

ITEM 8B. OTHER INFORMATION

Not applicable.

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PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The table below sets forth the names and ages of our directors and executive officers as of March 31, 2008.

Name	Age	Position Held	Experience
Yingren CAI	62	Founder and Chairman
- Over 30 years of experience in sales and marketing of plastic products and machinery

- Established Zhu Jiang Plastics Industrial Company and served as general manager

- Founded and managed all three operating subsidiaries

Chonghui ZHAO	41	Chief Executive Officer, Chief Financial Officer
- Over 17 years of experience in technology and production of plastic machinery and mold, beverage packaging plant management and sales and marketing of beverage packaging solutions

- Graduated from South China University of Technology, majored in Machinery in Chemical Industry

Wen WU	51	Director	- Over 20 years of experience in plant management, machinery and molding production. - Responsible for the strategic development, administrative and financial operation of the Company

Lei Shan LEUNG	48	Director
-   Has twenty-nine years of experience in the trading industry and sales management.

-   Since 2002, Ms. Leung has served the Company as a consultant to develop new customers and to formulate and implement marketing strategy.

Our executive officers are appointed annually by the Board of Directors. Our directors serve a term of one year or until their successors are elected and duly qualified. The executive officers serve a term until their death, resignation or removal by the Board of Directors or election of their respective successors. In addition, there were no arrangements or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Family Relationships

There are no family relationships between any of directors or executive officers.

Audit Committee

We have not established an audit committee of the Board of Directors. Currently, our entire Board of Directors serves as our audit committee. We do not currently have a financial expert on our Board of Directors.

No Other Committees

We have not established compensation, nominating executive or any other committees of the Board of Directors.

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Code of Ethics

We have not adopted a Code of Business Conduct and Ethics (the “Code”) that applies to our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions.

Changes in Director Nomination Process for Stockholders

None.

Compliance with Section 16(A) of the Exchange Act

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us pursuant to Rule 16a-3(e) under the Securities Exchange Act of 1934 during our most recent fiscal year and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year, neither Chonghui Zhao, our Chief Executive Officer and Chief Financial Officer, Lei Shan Leung, one of our directors nor China Water and Drinks Inc., the holder of 48% of our outstanding common stock have filed Forms 3, 4 and 5 on a timely basis as required by Section 16(a) of the Securities Exchange Act of 1934, as amended.

We are aware of the following transactions with respect to China Water and Drinks Inc.:

(i)	On August 31, 2007, China Water and Drinks Inc. acquired 11,000,000 shares of our Common Stock and 5,000,000 shares of our Series A Preferred Stock.

(ii)	On April 11, 2008, China Water and Drinks Inc. acquired 25,000,000 shares of our Common Stock upon conversion of the 5,000,000 shares of our Series A Preferred Stock.

Committees of the Board of Directors

As of December 31, 2007, our Board of Directors did not have any standing committees.

ITEM 10. EXECUTIVE COMPENSATION

Set forth below is Summary Compensation Table

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension value and Nonqualified deferred compensation earnings ($)	All other Compensation ($)	Total ($)
Chonghui	2007	26,256	N/A	N/A	N/A	N/A	N/A	N/A	26,256
ZHAO	2006	5,262	N/A	N/A	N/A	N/A	N/A	N/A	5,262
CEO, CFO

Wen WU	2007	6,232	N/A	N/A	N/A	N/A	N/A	N/A	6,232
Director	2006	6,314	N/A	N/A	N/A	N/A	N/A	N/A	6,314

Yingren	2007	6,537	N/A	N/A	N/A	N/A	N/A	N/A	6,537
CAI	2006	6,314	N/A	N/A	N/A	N/A	N/A	N/A	6,314
Chairman

Lei Shan	2007	-	N/A	N/A	N/A	N/A	N/A	N/A	-
LEUNG	2006	-	N/A	N/A	N/A	N/A	N/A	N/A	-
Director

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Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The following table sets forth as of April 11, 2008, certain information regarding the beneficial ownership of our common stock, by each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, each of our directors, each of our named executive officers, and all executive officers and directors as a group. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares that the individual has the right to acquire within 60 days . Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse).

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percentage of Class (1)
China Water and Drinks Inc. Unit 607, 6/F, Concordia Plaza, 1 Science Musuem Road, Tsimshatsui East, Kowloon, Hong Kong	36,000,000		48%
Sze Tang Li Flat G, 8/FL Tower 3 The Waterfront 1 Auston Rd. West TST, Hong Kong	4,765,500	(2)	6.35%
Cai Yingren, Director 2/F, 142 Xue Zhong Road, Xue Xiu District, Guangzhou F40000, Peoples’ Republic of China	12,187,500		16.25%
Wu Wen 10 Cheng Bo Street, Dian Bai Ju Sui Dong Zhen, Guangzhou F4000, Peoples’ Republic of China	6,562,500		8.75%
Xue Fei Chun No 551 Hutou Hill Village, Chengdoug Street Wenling City, Zhejiang Province, Peoples’ Republic of China	5,900,000		7.86%
Jiang Chu No 103-1-1 Chiuandong Road, Liujiaxia District, Yongjing County, Gansu Province, Peoples’ Republic of China	5,900,000		7.86%
Chong Hui Zhao, Chief Executive Officer and Chief Finance Officer Huanghuahu Industrial Zone, Fogang County, 511675 Guangdong Province, Peoples’ Republic of China	-		-
Leung Lei Shan Huanghuahu Industrial Zone, Fogang County, 511675 Guangdong Province, Peoples’ Republic of China	-		-
Totally held by Directors and Executive Officers (four individuals)	18,750,000		25%

(1)	Based on a total of 75,000,000 shares of Common Stock outstanding on March 31, 2008.

(2)
Of the 4,765,000 shares beneficially owned by Sze Tang Li, (i) 2,479,000 of such shares are held by IBroader Development Limited, of which Mr. Li is the sole owner and (ii) 2,286,500 of such shares are held by IPacific Asset Management Limited, of which Mr. Li is the sole owner.

ITEM 12. CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There has not been since January 1, 2007 nor is there currently pending any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeded $120,000 and in which any director, executive officer, holder of more than 5% of our Common Stock or any member of the immediate family of any of these persons had or will have a direct or indirect material interest other than the following.:

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On August 27, 2007, we entered into and consummated an Agreement for Share Exchange with China Valley Development Limited (“CVDL”) and Cai Yingren and Wu Wen, individually, as the owners and shareholders of CVDL (the “Shareholders”). Pursuant to the terms of the Agreement we acquired a 100% ownership interest in CVDL in exchange for the issuance to the Shareholders of 29,750,000 shares of Common Stock and 5,000,000 shares of Series A Preferred Stock.

The Company does not currently have any independent directors.

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ITEM 13. EXHIBITS

The following exhibits are included as part of this report:

Exhibit Number	Exhibit Description
2.1	Majority Stock Purchase Agreement dated May 24, 2007 (incorporated by reference to the Company’s Form 8-K dated May 29, 2007)

2.2	Agreement for Share Exchange dated August 27, 2007 (incorporated by reference to the Company’s Form 8-K dated August 31, 2007)

4.1	Articles of Incorporation (incorporated by reference to the Company’s Form SB-2 dated August 9, 2001)

4.2	By-Laws (incorporated by reference to the Company’s to the Company’s Form SB-2 dated August 9, 2001))

4.3	Certificate of Designation (incorporated by reference to the Company’s Form 8-K/A dated August 27, 2007)

4.4	Certificate of Amendment to the Company’s Articles of Incorporation (incorporated by reference to the Company’s Form 8-K/A dated January 25, 2005)

4.5	Certificate of Amendment to the Company’s Articles of Incorporation (incorporated by reference to the Company’s Schedule 14C Information Statement dated March 7, 2008)

31.1	Sarbanes Oxley Section 302 Certification of Chief Executive Officer and Chief Financial Officer

32.1	Sarbanes Oxley Section 906 Certification of Chief Executive Officer and Chief Financial Officer

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

With respect to the fiscal year ended December 31, 2007, the aggregate audit fees billed by our independent registered public accounting firm, Madsen, for professional services were as follows:

Fiscal Year	Audit	Other audit related	Tax	All other
2007	$88,500	$—	—	—

Audit Fees

During the fiscal year ended December 31, 2007, the fees for our principal accountant were $88,500 , which was composed of $6,110 for quarterly reviews, $73,690 for the preparation of this annual report on Form 10-KSB, and $8,700 f or the audit of the financial statements filed with the current report on Form 8-K filed with the SEC.

Audit Related Fees

During the fiscal year ended December 31, 2007, our principal accountant did not render assurance and related services reasonably related to the performance of the audit or review of financial statements.

Tax Fees

During the fiscal year ended December 31, 2007, our principal accountant did not render services to us for tax compliance, tax advice and tax planning.

All Other Fees

During the fiscal year ended December 31, 2007, there were no fees billed for products and services provided by the principal accountant other than those set forth above.

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During the fiscal years ended December 31, 2006 and 2007, the aggregate audit fees billed by our former independent registered public accounting firm, Robison, for professional services were as follows:

Fiscal Year	Audit	Other audit related	Tax	All other
June 30, 2006	$23,250	$—	—	—
June 30, 2007	$8,195	$—	—	—

Audit Fees

This category includes aggregate fees billed by our independent auditors for the audit of our annual financial statements on Form 10-KSB, audit or management’s assessment and effectiveness of internal controls over financial reporting, review of financial statements included in our quarterly reports on Form 10-QSB and services that are normally provided by the auditor in connection with statutory and regulatory filings for those fiscal years.

Audit Related Fees

This category consists of services by our independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under Audit Fees. This category includes accounting consultations on transaction and proposed transaction related matters.

Tax Fees

This category consists of professional services rendered for tax compliance and preparation of our corporate tax returns and other tax advice.

All Other Fees

There are no other fees to disclose.

All of the fees paid for the fiscal years ended December 31, 2006 and 2007, described above were pre-approved by the Board of Directors.

Policy on Pre-Approval of Services Performed by Independent Registered Public Accounting Firm

The Board of Director’s policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The audit committee may also pre-approve particular services on a case-by-case basis.

22

SIGNATURES

In accordance with Section 13 or 15(a) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on the ___ th day of October,        2008.

Date: October        , 2008

CHINA BOTTLES, INC.

By:
Chonghui Zhao Chief Executive Officer and Chief Financial Officer (Principal Executive, Accounting and Financial Officer)

In accordance with the Exchange Act, this Report has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date: October ,        2008

Chonghui Zhao Chief Executive Officer and Chief Financial Officer (Principal Executive, Accounting and Financial Officer)

Date: October , 2008

Yingren Cai
Director

Date: October , 2008

Wen Wu
Director

Date: October , 2008

Lei Shan Leung
Director

23

CHINA BOTTLES, INC. AND SUBSIDIARIES
(Formerly Hutton Holdings Corporation)

Board of Directors
China Bottles, Inc. and Subsidiaries
(Formerly Hutton Holdings Corporation)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of China Bottles, Inc. and Subsidiaries (Formerly Hutton Holdings Corporation) as of December 31, 2007 and 2006 and the consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements have been restated to correct the application of an accounting principle involving the reporting of a business combination which has resulted in a change in the reporting entity. The restatement adjustments are outlined in note 17 to the financial statements.

In our opinion, these consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Madsen & Associates CPA’s, Inc.
April 12, 2008, except Note 19 which is dated August 18, 2008
Salt Lake City, Utah

 CHINA BOTTLES INC. AND SUBSIDIARIES
(Formerly HUTTON HOLDINGS CORPORATION)
CONSOLIDATED BALANCE SHEETS
(RESTATED)

	December 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,375,786	$497,078
Accounts receivable, net	1,494,539	2,327,692
Inventories	6,737,712	4,579,106
Prepaid expenses and other receivables	2,112,535	1,340,433
Total current assets	11,720,572	8,744,309

PROPERTY, PLANT & EQUIPMENT, NET	3,636,505	2,809,503
LAND USE RIGHT, NET	229,689	118,515
TOTAL ASSETS	$15,586,766	$11,672,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,244,801	$1,509,330
Accrued expenses and other payables	904,791	5,604,397
Amount due to a director	-	688,245
Amount due to a related company	1,556,986	-
Customers deposits	650,652	2,109,612
Notes payable	-	106,645
Short term bank loans	1,777,389	383,730
Taxes payable	1,001,257	1,116,958
Total current liabilities	7,135,876	11,518,917

TOTAL LIABILITIES	$7,135,876	$11,518,917

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 50,000,000 shares authorized; 5,000,000 shares issued and outstanding on December 31, 2007 and 2006	$5,000	$5,000
Common stock, par value $0.001, 50,000,000 shares authorized, 50,000,000 shares and 29,750,000 shares issued and outstanding on December 31, 2007 and 2006	50,000	29,750
Additional paid-in capital	2,685,900	2,706,150
Retained earnings (Accumulated deficits)	5,177,197	(2,702,529)
Other comprehensive income	532,793	115,039
TOTAL STOCKHOLDERS’ EQUITY	$8,450,890	$153,410

TOTAL LIABILITIES AND EQUITY	$15,586,766	$11,672,327

 See accompanying notes to the consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
(Formerly HUTTON HOLDINGS CORPORATION)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(RESTATED)

	For the Year Ended December 31,
	2007	2006

REVENUE	$42,371,011	$25,787,621

COST OF SALES	28,625,056	18,500,817

GROSS PROFIT	13,745,955	7,286,804

EXPENSES
General and administrative	2,717,429	572,790
Selling and distribution	1,047,086	827,276

TOTAL OPERATING EXPENSES	3,764,515	1,400,066

OPERATING INCOME	9,981,440	5,886,738

OTHER INCOME
Sales of scraps	350,792	146,135
Sales of parts	290,520	238,885
Other income	50,732	332,470
Interest income	28,983	18,246
Interest expense	(95,116)	(27,977)

INCOME BEFORE TAXES	10,607,351	6,594,497

PROVISION FOR TAXATION	2,727,625	2,072,331

NET INCOME	$7,879,726	4,522,166

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation	417,754	190,546

COMPREHENSIVE INCOME	$8,297,480	4,712,712

NET INCOME PER SHARE BASIC	$0.22	$0.15

WEIGHTED AVERAGE SHARES BASIC	35,186,986	29,750,000

NET INCOME PER SHARE DILUTED	$0.13	$0.08

WEIGHTED AVERAGE SHARES DILUTED	60,186,986	54,750,000

See accompanying notes to the consolidated financial statements

CHINA BOTTLES INC. AND SUBSIDIARIES
(Formerly HUTTON HOLDINGS CORPORATION)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 and 2006
(RESTATED)

						(Accumulated	Accumulated
					Additional	deficits)	Other
	Preferred stock		Common stock		Paid-in	Retained	Comprehensive
	Shares	Par value	Shares	Par value	Capital	Earnings	Income	Total
Balance at January 1, 2006	5,000,000	$5,000	29,750,000	29,750	$2,706,150	$283,822	(75,507)	$2,949,215

Foreign currency translation gain	-	-	-	-	-	-	190,546	190,546

Dividend declared and paid						(7,508,517)		(7,508,517)

Net income					-	4,522,166		4,522,166

Balance at December 31, 2006	5,000,000	$5,000	29,750,000	$29,750	$2,706,150	$(2,702,529)	$115,039	153,410

Foreign currency translation gain	-	-	-	-	-	-	417,754	417,754

Recapitalization			20,250,000	20,250	(20,250)			-

Net income	-	-	-	-	-	7,879,726	-	7,879,726

BALANCE AT December 31, 2007	5,000,000	$5,000	50,000,000	$50,000	$2,685,900	$5,177,197	$532,793	$8,450,890

See accompanying notes to the consolidated financial statements.

CHINA BOTTLES INC. AND SUBSIDIARIES
(Formerly HUTTON HOLDINGS CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(RESTATED)

	For the Year Ended December 31,
	2007	2006

Cash Flows From Operating Activities:
Net income	$7,879,726	$4,522,166
Adjustments to reconcile net income to net cash used in (provided by) operating activities:
Depreciation	308,031	301,017
Amortization of land use rights	7,443	2,581
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	833,153	(1,451,114)
Increase in inventories	(2,158,606)	(1,645,155)
Decrease in prepaid expenses and other receivable	(772,102)	(401,925)
(Decrease) increase in accounts payable	(264,529)	1,074,629
(Decrease) increase in customers deposits	(1,458,960)	358,875
(Decrease) increase in accrued expenses and other payables	(4,699,606)	4,670,489
(Decrease) increase in notes payable	(106,645)	102,328
(Decrease) increase in taxes payable	(115,701)	261,311
Net cash (used in) provided from operating activities	(547,796)	7,795,202

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(952,831)	(499,243)
Purchase of land use right	(80,685)	-
Cash acquired due to reverse merger	-	13,241
Net cash used in investing activities	(1,033,516)	(486,002)

Cash Flows From Financing Activities:
Proceeds from bank loans	1,393,659	383,730
Dividend paid	-	(7,508,517)
Decrease in amount due from a director	(688,245)	(57,980)
Increase in amount due to a related party	1,556,986	-
Net cash provided by (used in) financing activities	2,262,400	(7,182,767)

Net increase in cash	681,088	126,433

Effect of exchange rate change on cash and cash equivalents	197,638	109,655

Cash and Cash Equivalents at Beginning of the year	497,078	260,990

Cash and Cash Equivalents at the End of the year	$1,375,804	$497,078

See accompanying notes to the consolidated financial statements

CHINA BOTTLES, INC. AND SUBSIDIARIES
(Formerly Hutton Holdings Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - PRINCIPAL ACTIVITIES AND ORGANIZATION

China Bottles, Inc. (“the Company”) is engaged in production of beverage bottle which mainly is made of PET, a type of plastic with desirable characteristic for packaging including clear and wide range of color and shape, tough, good resistance to heat, moisture, dilute acid, and recyclable. The Company produces, markets and sells full range of beverage bottle production machineries including high speed injection molding machines, semi-automatic and high speed automatic plastics stretch blow molding machines, infrared ray perform heater, label heat shrinker and perform injection mold and blowing mold.

The Company was incorporated under the laws of the State of Nevada on February 26, 2001, as Geraco, Inc. On December 15, 2004, the Company changed its name to Hutton Holdings Corporation. On April 3, 2008, the Company changed its name to China Bottles, Inc.

On August 26, 2007, the Company entered into and closed an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”), Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL. The Company acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our common stock and 5,000,000 shares of preferred stock. The Agreement for Share Exchange resulted in a change of control of the Company. For accounting purposes such share exchange was treated as an acquisition of the Company by, and a re-capitalization of, CVDL. CVDL is the accounting acquirer and the results of its operations carry over under reverse merger accounting.

On August 24, 2007, China Valley acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company. Since the ownership of the Company and Guozhu Holdings Limited were the same and they were under the control of one same shareholder, the merger was accounted for as a transaction between entities under common control, whereby the Company recognized the assets and liabilities transferred at their carrying amounts. Accordingly, China Valley’s historical financial statements have been prepared to give retroactive effect to the merger, and represent the operations of the Company and Guozhu Holdings Limited.

On August 16,, 2007, Guozhu Holdings Limited owns 100% ownership of Fogang Guozhu Plastics Company Limited and Guangdong Guozhu Precision Mold Company Limited, both of which are registered in China. Also, through Excellent Fame Investments Limited, Guozhu Holdings Limited’s wholly owned subsidiary registered in Hong Kong, Guozhu Holdings Limited also owns 100% of Fogang Guozhu Blowing Equipment Company Limited, a Chinese registered company. Since Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies were under the control of one same shareholder, these mergers were accounted for as transactions among entities under common control, whereby Guozhu Holdings Limited recognized the assets and liabilities transferred at their carrying amounts. Accordingly, Guozhu Holdings Limited’s historical financial statements have been prepared to give retroactive effect to the mergers, and represent the operations of Guozhu Holdings Limited, Excellent Fame Investments Limited and the three Chinese registered companies.

The principle operations of Guangdong Guozhu Precision Mold Company Limited are the manufacturing and sale of precision mold and PVC products while the principle operations of Fogang Guozhu Blowing Equipment Company are the manufacturing and sale of blowing equipment and plastic production machinery. The principle operations of Fogang Guozhu Plastics Company Limited are plastic bottle and PVC products manufacturing.

NOTE 2 -  BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and all its subsidiaries. All material inter-company accounts and transactions have been eliminated. The consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Economic and Political Risk

The Group’s major operations are conducted in China (“PRC”). Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Group’s business, financial condition, and results of operations.

The Group’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things.

(b)	Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Group maintains bank accounts in Hong Kong and China through its wholly owned subsidiaries.

(c)	Accounts Receivable

Trade receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. The Group did not have provided an allowance for doubtful accounts for the year ended December 31, 2007. There were bad debts $7,436 incurred for the year ended December 31, 2007.

(d)	Inventories

Inventories consisting of raw materials, work-in-progress, and finished goods are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting.

(e)	Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. The cost of maintenance and repairs is charged to the statement of income as incurred, whereas significant renewals and betterments are capitalized. The cost and the related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

(f)	Land Use Rights

According to the law of PRC, the government owns all the land in PRC. Companies or individuals are authorized to possess and use the land only through land use rights granted by the PRC government for 50 years.

Land use rights represent the cost for purchasing the right to use the leasehold land for the production facilities of Fogang Guozhu Plastics Co. Ltd. It is stated at cost less amortization. Land use rights are being amortized using the straight-line method over the lease term of 50 years.

Amortization expense was $3,968 and $2,581 for the years ended December 31, 2007 and 2006, respectively.

(g)	Depreciation and Amortization

The Group provides for depreciation of plant and equipment principally by use of the straight-line method for financial reporting purposes. Plant and equipment are depreciated to its residual value over the following estimated useful lives:

Building	10 years
Furniture and fixtures	5 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 to 10 years

(h)	Accounting for the Impairment of Long-Lived Assets

The long-lived assets held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no impairments of long-lived assets for the year ended 31, 2007 and 2006.

(i)	Income Tax

The Group has adopted the provisions of statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The Group allows for recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Group is able to realize their benefits, or that future realization is uncertain.

(j)	Fair Value of Financial Instruments

The carrying amounts of the Group's cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items. Term debt secured by various properties have interest rates attached to them commensurate with the finance market at the time and management believes approximate fair values in the short as well as the long term. It is currently not practicable to estimate the fair value of the other debt obligations because these note agreements contain unique terms, conditions, covenants and restrictions which were negotiated at arm's length with the Group's lenders, and there is no readily determinable similar instrument on which to base an estimate of fair value. Accordingly, no computation or adjustment to fair value has been determined.

(k)	Revenue Recognition

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

a)	Persuasive evidence of an arrangement exists,
b)	Delivery has occurred or services have been rendered,
c)	The seller's price to the buyer is fixed or determinable, and
d)	Collectibility is reasonably assured.

(l)	Earnings Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of December 30, 2007, the Company has 5,000,000 shares of Series A Convertible Preferred Stock issued and outstanding and each share of Preferred Stock is convertible into 5 shares of the Company’s common stock.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	For Year Ended December 31,
	2007	2006
Numerator:
Net income available to common stockholders	$7,879,726	$4,522,166

Denominator:
Weighted-average common shares outstanding	35,186,986	29,750,000
Dilutive effect of preferred stock	25,000,000	25,000,000
Weighted-average common shares outstanding, assuming dilution	60,186,986	54,750,000

Net income per share
Basic	$0.22	$0.15
Diluted	$0.13	$0.08

(m)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(n)	Retirement Benefits

The country of PRC mandates companies to contribute funds into the national retirement system, which benefits qualified employees based on where they were born within the country. The Group pays the required payment of qualified employees of the Group as a payroll tax expense. Very few employees in the Group fall under the mandatory conditions requiring the Group to pay as a payroll tax expense into the retirement system of the PRC. The Group provides no other retirement benefits to its employees.

(o)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain, net of tax.

(p)	Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (US$). The functional currency of the Group is the Renminbi (RMB) and Hong Kong dollar (HK$). Capital accounts of the consolidated financial statements are translated into US$ from RMB and HK$ at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rate of the year. The translation rates are as follows:

	2007	2006
Year end RMB : US$ exchange rate	7.314	7.818
Average RMB : US$ exchange rate for the year	7.617	7.982

Year end HK$ : US$ exchange rate	7.805	7.780
Average HK$ : US$ exchange rate for the year	7.803	7.769

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(q)	Recent Accounting Pronouncements

The Group does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

NOTE 4 - ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS

	2007	2006
Accounts receivable	$1,502,268	$2,327,692
Less: Allowance for doubtful accounts	7,729	-
Accounts receivable, net	$1,494,539	$2,327,692

Management of the Company has evaluated these Accounts receivable at December 31, 2007 and 2006 and determined that the accounts receivable were fully collectible and there was no need to establish an allowance for doubtful accounts.

NOTE 5 - INVENTORIES

Inventories consisting of raw materials and finished goods are stated at the lower of weighted average cost or market value. Inventories are bottled water and its raw material to manufacture the bottles.

Inventories as of December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Raw materials	$2,610,014	$2,955,866
Work-in-progress	1,518,235	457,731
Finished goods	2,609,463	1,165,509

Total	$6,737,712	$4,579,106

NOTE 6 - PREPAID EXPENSES AND OTHER RECEIVABLES

Prepaid expenses consist of payments and deposits made by the Group to third parties in the normal course of business operations. These payments are made for the purchase of goods and services that are used by the Group for its current operations.

	2007	2006
Prepaid expenses	$961,514	$1,235,945
Other receivables	1,151,021	104,488

Total	$2,112,535	$1,340,433

The Group evaluates the amounts recorded as prepaid expenses and other receivables on a periodic basis and records a charge to the current operations of the Group when the related expense has been incurred or when the amounts reported as other receivables is no longer deemed to be collectible by the Group.

NOTE 7 - PROPERTY, PLANT AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION

Property, plant and equipment of the Group consist primarily of manufacturing facilities and equipment owned and operated by the Group’s wholly owned subsidiaries in China. Property, plant and equipment as of December 31, 2007 are summarized as follows:

	2007	2006
At cost:
Buildings	$1,277,126	$211,208
Machinery and equipment	3,637,524	3,014,475
Motor vehicles	324,416	240,544
Furniture & fixtures	219,695	100,512

Construction in progress	-	606,728
	5,458,761	4,173,467
Less: Accumulated depreciation
Buildings	$157,660	$104,161
Machinery and equipment	1,440,136	1,107,069
Motor vehicles	152,434	108,707
Furniture & fixtures	72,026	44,027
	1,822,256	1,363,964

Property, plant and equipment, net	$3,636,505	$2,809,503

Depreciation expense for the years ended December 31, 2007 and 2006 was $308,031 and $301,017, respectively.

NOTE 8 - LAND USE RIGHTS, NET OF ACCUMULATED AMORTIZATION

Land use rights of the Group are being amortized using the straight-line method over the lease term of 50 years.

	2007	2006

At cost	$140,824	$131,747
Addition during the year	80,681	-
Transfer from construction in progress	30,079	-

	251,584	131,747
Less: Accumulated amortization	21,895	13,232
Land use rights, net	$229,689	$118,515

Amortization expense for the years ended December 31, 2007 and 2006 was $7,443 and $2,581, respectively.

NOTE 9 - ACCRUED EXPENSES AND OTHER PAYABLES

Other payables consist of amounts owed by the Group to various entities that are incurred by the Group outside of the normal course of business operations. These liabilities do not carry any interest rate and are paid within 12 months. Customer deposits consist of advance payments made by customers for the purchase of products from the Group.

Accrued expenses and other payables as of December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Accrued expenses	$197,761	$65,649
Other payables	707,030	5,538,748

Total	$904,791	$5,604,397

NOTE 10 - SHORT-TERM BANK LOANS

All the short-term bank loans are repayable within 12 months and are unsecured.

Short-term loans are summarized as follows:

Due date	Interest rate per annum	2007
June 27, 2008	8.541%	$1,093,790
September 19, 2008	8.748%	$683,599

NOTE 11 - INCOME TAX

(a) Enterprise Income Tax ("EIT")

In accordance with the relevant tax laws and regulations of Hong Kong and PRC, the statutory corporate income tax rates are 17.5% for Hong Kong and 33% in PRC for the year of 2007. The enterprise income tax rates applicable to the Group for the years ended December 31, 2007 and 2006 were as follows:

	2007	2006
Fogang Guozhu Plastics Co. Ltd.	33%	33%
Fogang Guozhu Blowing Equipment Co. Ltd.	33%	33%
Guangdong Guozhu Precision Mold Co. Ltd	33%	33%

The Group’s tax expense differs from the “expected” tax expense as follows:

	2007	2006
Computed “expected” tax expense	$2,727,625	$2,072,331
Permanent expenses	-	-
Income tax expense	$2,727,625	$2,072,331

The provision for income tax for the years ended December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Current	$2,727,625	$2,072,331
Deferred	-	-
Total income tax expenses	$2,727,625	$2,072,331

Under the provisions of FAS 109, deferred tax assets and liabilities are recognized for temporary differences.  The Company has examined provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, and while there were certain temporary differences during the years ended December 31, 2007 and 2006, such temporary differences were immaterial to the Company .

One of the subsidiaries of the Company, Fogang Guozhu Precision Mold Co. Ltd. enjoys a tax holiday for the year of 2006 and 2007 and the corresponding taxable profits are exempted from enterprise income tax. Save as mentioned above, there are no differences between the accounting and taxable income and expenses of the Company.

(b) Value Added Tax ("VAT")

There is no VAT under current tax laws in Hong Kong.

In accordance with the current tax laws in the PRC, the VAT rate for the PRC subsidiaries for export sales is 8.5% to 10% and domestic sales is 17%. VAT is levied at 17% on the invoiced value of sales and is payable by the purchaser. The Group is required to remit the VAT it collects to the tax authority, but may offset this tax liability from the VAT for the taxes that it has paid on eligible purchases. The VAT payable have been accrued and reflected as other payable in the accompanying consolidated balance sheets.

NOTE 12 - RELATED PARTY TRANSACTIONS

Due to a related party represented mainly advances from 2 related parties as of December 31, 2007 for the purposes of working capital. The amounts are unsecured, interest-free and repayable within 12 months.

NOTE 13 - PREFERRED STOCK

The Company has 25,000,000 shares of Series A Convertible Preferred Stock authorized. The Company has 5,000,000 shares of Series A Convertible Preferred Stock issued and outstanding at $0.001 par value per share (the “Preferred Stock”).

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our Common Stock and 5,000,000 shares of Preferred Stock. Each share of Preferred Stock is convertible into 5 shares of the Company’s Common Stock, par value $.001 per share. As of December 31, 2007, none of the shares of Preferred Stock was converted into common shares of the Company.

NOTE 14 - COMMON STOCK

The Company has 175,000,000 shares of Common Stock authorized. The Company has 50,000,000 shares of Common Stock issued and outstanding at $0.001 par value per share.

On August 27, 2007, the Company entered into an Agreement for Share Exchange with China Valley Development Limited, a British Virgin Islands company (“CVDL”) and Cai Yingren and Wu Wen, individually, the owners and shareholders of CVDL to acquired 100% ownership interest in CVDL from Cai Yingren and Wu Wen at a consideration of 29,750,000 shares of our Common Stock and 5,000,000 shares of Preferred Stock. Immediately following completion and as of December 31, 2007, the Company had a total of approximately 50,000,000 shares of Common Stock issued and outstanding.

NOTE 15 - COMMITMENTS

The Company has capital commitments for $256,206 as of December 31, 2007.

The Company entered into unconditional purchase commitments for raw materials, packing materials and advertising for $0 within one year as of December 31, 2007.

As of December 31, 2007, the Company had remaining outstanding commitments with respect to its non-cancelable operating leases for its office amounted to $14,083 within one year and $23,792 over one year.

NOTE 16 - SUBSEQUENT EVENTS

1.
On April 3, 2008, the Company increased the number of authorized shares of preferred stock to 25,000,000 and increased the number of authorized shares of common stock to 175,000,000 and the Company changed its name to China Bottles, Inc.

2.	On April 11, 2008, 5,000,000 shares of issued and outstanding preferred stock were converted into 25,000,000 shares of the Company’s common stock.

NOTE 17 – RESTATEMENT OF FINANCIAL STATEMENTS

The Company has restated its previously issued consolidated financial statements for the years ended December 31, 2007 and 2006. The balance sheets as of December 31, 2007 and 2006 and the results of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 have been restated from amounts previously reported.

The Company is restating its financial statements to correct the application of an accounting principle involving the reporting of a business combination which has resulted in a change in the reporting entity. As reported in Note 1 to these financial statements, China Valley Development Limited (the Company) was incorporated under the laws of the British Virgin Islands on July 5, 2005. On August 24, 2007 the Company acquired 100% ownership of Guozhu Holdings Limited, a Hong Kong registered company (Guozhu). On August 16, 2007 Guozhu acquired Fogang Gouzhu Plastics Company Limited, Guangdon Guozhu Precison Mold Company Limited and Excellent Frame Investments Limited, a Company that owned 100% of an operating subsidiary, Fogang Guozhu Blowing Equipment Company Limited.

The business combination between the Company and Guozhu transacted on August 24, 2007 was reported as a business combination with entities under common control, as the sole shareholder of the Company was also the sole shareholder of Guozhu. The acquisitions of the three operating companies on August 16, 2007 was reported using the purchase method of accounting. The Company has now determined that the acquisition of the three operating companies by Guozhu should have been accounted for using reverse merger accounting or entities under common control. Using this method of accounting, Guozhu along with its operating subsidiaries is considered to be the accounting acquirer and the historical results of Guozhu and its operating subsidiaries should be reported in the financial statements of the Company.

The following tables summarize the impact of the restatement adjustments on the previously issued consolidated balance sheet as of December 31, 2007 and 2006.
	December 31, 2007
	As previously reported	Total adjustments	As restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,375,786	$-	$1,375,786
Accounts receivable, net	1,494,539	-	1,494,539
Inventories	6,737,712	-	6,737,712
Prepaid expenses and other receivables	2,112,535	-	2,112,535
Total current assets	11,720,572	-	11,720,572

PROPERTY, PLANT & EQUIPMENT, NET	3,636,505	-	3,636,505
LAND USE RIGHT, NET	229,689	-	229,689
TOTAL ASSETS	$15,586,766	$-	$15,586,766

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,244,801	$-	$1,244,801
Accrued expenses and other payables	904,791	-	904,791
Amount due to a related company	3,508,083	(1,951,097)	1,556,986
Customers deposits	650,652	-	650,652
Short term bank loans	1,777,389	-	1,777,389
Taxes payable	1,001,257	-	1,001,257
Total current liabilities	9,086,973	(1,951,097)	7,135,876

TOTAL LIABILITIES	9,086,973	(1,951,097)	7,135,876

STOCKHOLDERS’ EQUITY
Preferred stock, Par value $0.001; 25,000,000 shares authorized; 5,000,000 shares issued and outstanding	5,000	-	5,000
Common stock, Par value $0.001, 50,000,000 shares authorized; 50,000,000 shares issued and outstanding	50,000	-	50,000
Additional paid-in capital	2,303,657	382,243	2,685,900
Retained earnings	3,741,777	1,435,420	5,177,197
Other comprehensive income	399,359	133,434	532,793
TOTAL STOCKHOLDERS’ EQUITY	6,499,793	$1,951,097	8,450,890

TOTAL LIABILITIES AND EQUITY	$15,586,766	$-	$15,586,766

	December 31, 2006
	As previously reported	Total adjustments	As restated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$-	$497,078	$497,078
Accounts receivable, net	-	2,327,692	2,327,692
Inventories	-	4,579,106	4,579,106
Prepaid expenses and other receivables	-	1,340,433	1,340,433
Total current assets	-	8,774,309	8,774,309

PROPERTY, PLANT & EQUIPMENT, NET	-	2,809,503	2,809,503
LAND USE RIGHT, NET	-	118,515	118,515
TOTAL ASSETS	$-	$11,672,327	$11,672,327

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	$-	$1,509,330	$1,509,330
Accrued expenses and other payables	2,090	5,602,307	5,604,397
Amount due to a director	-	688,245	688,245
Amount due to a related company
Customers deposits	-	2,109,612	2,109,612
Notes payable	-	106,645	106,645
Short term bank loans	-	383,730	383,730
Taxes payable	-	1,116,958	1,116,958
Total current liabilities	2,090	11,516,827	11,518,917

TOTAL LIABILITIES	2,090	11,516,827	11,518,917

STOCKHOLDERS’ EQUITY
Preferred stock, par value $0.001; 25,000,000 shares authorized; 5,000,000 shares issued and outstanding	50,000	(45,000)	5,000
Common stock, par value $0.001; 50,000,000 shares authorized; 29,750,000 shares issued and outstanding	(50,000)	79,750	29,750
Additional paid in capital		2,706,150	2,706,150
Accumulated deficits	(2,090)	(2,700,439)	(2,702,529)
Other comprehensive income		115,039	115,039
TOTAL STOCKHOLDERS’ EQUITY	(2,090)	155,500	153,410

TOTAL LIABILITIES AND EQUITY	$-	$11,672,327	$11,672,327

The following table summarizes the impact of the restatement adjustments on the consolidated statement of operations for the year ended December 31, 2007 and 2006:

	For the Year Ended December 31, 2007
	As previously reported	Total adjustments	As restated
REVENUE	$22,501,627	$19,869,384	$42,371,011
COST OF SALES	15,933,826	12,691,230	28,625,056
GROSS PROFIT	6,567,801	7,178,154	13,745,955

EXPENSES
General and administrative	1,646,483	1,070,946	2,717,429
Selling and distributions	357,184	689,902	1,047,086
TOTAL OPERATING EXPENSES	2,003,667	1,760,848	3,764,515

OPERATING INCOME	4,564,134	5,417,306	9,981,440

OTHER INCOME
Sales of scraps	275,363	75,429	350,792
Sales of parts	298,865	-8,345	290,520
Other income	64,168	-13,436	50,732
Interest income		28,983	28,983

INTEREST EXPENSES	(66,541)	(28,575)	(95,116)

INCOME BEFORE TAXES	5,135,989	5,471,362	10,607,351

PROVISION FOR TAXATION	1,392,122	1,335,503	2,727,625

NET INCOME	$3,743,867	$4,135,859	$7,879,726

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation	399,359	18,395	417,754
COMPREHENSIVE INCOME	$4,143,226	$4,154,254	$8,297,480

NET INCOME PER SHARE - BASIC	$0.08		$0.22
WEIGHTED AVERAGE SHARES - BASIC	50,000,000		35,186,986
NET INCOME PER SHARE - DILUTED	$0.08		$0.13
WEIGHTED AVERAGE SHARES - DILUTED	50,000,000		60,186,986

	For the Year Ended December 31, 2006
	As previously reported		Total adjustments	As restated
REVENUE		$-	$25,787,621	$25,787,621
COST OF SALES		-	18,500,817	18,500,817
GROSS PROFIT		-	7,286,804	7,286,804

EXPENSES
General and administrative		2,090	570,700	572,790
Selling and distributions		-	827,276	827,276
TOTAL OPERATING EXPENSES		2,090	1,397,976	1,400,066

OPERATING INCOME		(2,090)	5,888,828	5,886,738

OTHER INCOME
Sales of scraps		-	146,135	146,135
Sales of parts		-	238,885	238,885
Other income		-	332,470	332,470
Interest income		-	18,246	18,246

INTEREST EXPENSES		-	(27,977)	(27,977)

INCOME BEFORE TAXES		(2,090)	6,596,587	6,594,497

PROVISION FOR TAXATION		-	2,072,331	2,072,331

NET INCOME		$(2,090)	$4,524,256	$4,522,166

OTHER COMPREHENSIVE INCOME
Gain on Foreign Exchange Translation		-	190,546	190,546
COMPREHENSIVE INCOME		(2,090)	4,714,802	4,712,712

NET INCOME PER SHARE - BASIC	$	N/A		$0.15
WEIGHTED AVERAGE SHARES - BASIC		N/A		29,750,000
NET INCOME PER SHARE - DILUTED	$	N/A		$0.08
WEIGHTED AVERAGE SHARES - DILUTED		N/A		54,750,000

The following table summarizes the impact of the restatement adjustments on the consolidated statement of cash flows for the year ended December 31, 2007 and 2006:

	For the Year Ended December 31, 2007
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$3,743,867	$4,135,859	$7,879,726
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	27,015	281,016	308,031
Amortization of land use rights	2,030	5,413	7,443
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(1,494,539)	2,327,692	833,153
Increase in inventories	(6,737,712)	4,579,106	(2,158,606)
Decrease in prepaid expenses and other receivable	(2,112,535)	1,340,433	(772,102)
(Decrease) increase in accounts payable	1,244,801	(1,509,330)	(264,529)
(Decrease) increase in customers deposits	650,652	(2,109,612)	(1,458,960)
(Decrease) increase in accrued expenses and other payables	904,791	(5,604,397)	(4,699,606)
(Decrease) increase in notes payable	3,508,083	(3,614,728)	(106,645)
(Decrease) increase in taxes payable	1,001,257	(1,116,958)	(115,701)
Net cash (used in) provided by operating activities	737,710	(1,285,506)	(547,796)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(3,663,520)	2,710,689	(952,831)
Purchase of land use right	(231,719)	151,034	(80,685)
Decrease in amount due from a director		(688,245)	(688,245)
Net cash used in investing activities	(3,895,239)	2,173,478	(1,721,761)

Cash Flows From Financing Activities:
Proceeds from bank loans	1,777,389	(383,730)	1,393,659
Cash acquired from acquisition by issuing preferred and common shares	2,356,567	(2,356,567)
Dividend paid			-
Increase in amount due to a related party		1,556,986	1,556,986
Net cash provided from (used in) financing activities	4,133,956	(1,183,311)	2,950,645

Net increase in cash and cash equivalents	976,427	(295,339)	681,088

Effect of foreign exchange rate changes	399,359	(201,739)	197,620

Cash and Cash Equivalents at Beginning of Period	-	497,078	497,078

Cash and Cash Equivalents at the End of Period	$1,375,786	$-	$1,375,786

	For the Year Ended December 31, 2006
	As previously reported	Total adjustments	As restated
Cash Flows From Operating Activities:
Net income	$(2,090)	$4,524,256	$4,522,166
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation	-	301,017	301,017
Amortization of land use rights	-	2,581	2,581
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	-	(1,451,114)	(1,451,114)
Increase in inventories	-	(1,645,155)	(1,645,155)
Decrease in prepaid expenses and other receivable	-	(401,925)	(401,925)
(Decrease) increase in accounts payable	-	1,074,629	1,074,629
(Decrease) increase in customers deposits	-	358,875	358,875
(Decrease) increase in accrued expenses and other payables	2,090	4,668,399	4,670,489
(Decrease) increase in notes payable	-	102,328	102,328
(Decrease) increase in taxes payable	-	261,311	261,311
Net cash (used in) provided from operating activities	-	7,795,202	7,795,202

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	-	(499,243)	(499,243)
Purchase of land use right
Cash acquired due to reverse merger	-	13,241	13,241
Net cash used in investing activities		(486,002)	(486,002)

Cash Flows From Financing Activities:
Proceeds from bank loans	-	383,730	383,730
Dividend paid	-	(7,508,517)	(7,508,517)
Decrease in amount due from a director	-	(57,980)	(57,980)
Net cash provided from (used in) financing activities	-	(7,182,767)	(7,182,767)

Net increase in cash and cash equivalents	-	126,433	126,433

Effect of foreign exchange rate changes	-	109,655	109,655

Cash and Cash Equivalents at Beginning of the year	-	230,990	230,990

Cash and Cash Equivalents at the End of the year	$-	$497,078	$497,078

The following table summarizes the impact of the restatement adjustments on the consolidated statement of changes in equity for the year ended December 31, 2007 and 2006:

					Additional		Other
	Preferred stock		Common stock		Paid-in	Retained	Comprehensive
	Shares	Par value	Shares	Par value	Capital	Earnings	Income	Total
Balance at January 1, 2006	-	$-	-	$-	$-	$(1,218)	$-	$(1,218)
Restatement for beginning balance	5,000,000	5,000	29,750,000	29,750	2,706,150	285,040	(75,507)	2,950,433
Restated foreign currency translation gain	-	-	-	-	-	-	190,546	190,546
Restated dividend declared and paid						(7,508,517)		(7,508,517)
Net loss as previously reported						(2,090)		(2,090)
Restatement adjustment for net income	-	-	-	-	-	4,524,256	-	4,524,256
BALANCE AT December 31, 2006	5,000,000	$5,000	29,750,000	$29,750	$2,706,150	$(2,702,529)	$115,039	$153,410

Restated foreign currency translation gain	-	-	-	-	-	-	417,754	417,754
Recapitalization	-	-	20,250,000	20,250	(20,250)	-	-	-
Net income as previously reported	-	-	-	-	-	3,743,867	-	3,743,867
Restatement adjustment for net income	-	-	-	-	-	4,135,859	-	4,135,859
BALANCE AT December 31, 2007	5,000,000	$5,000	50,000,000	$50,000	$2,685,900	$5,177,197	$532,793	$8,450,890

Exhibit 31.1

CERTIFICATION

I, Chonghui Zhao, certify that:

1. I have reviewed this I have reviewed this Annual Report on Form 10-KSB/A of China Bottles, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5. The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date: October          , 2008

By:

Chonghui Zhao Chief Executive Officer and Chief Financial Officer (Principal Executive, Accounting and Financial Officer)

Exhibit 32.1

CERTIFICATION

In connection with the Annual Report of China Bottles, Inc. (the “Company”) on Form 10-KSB/A for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned certify pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of the undersigned’s knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period certified.

   Date: October       ,  2008

Chonghui Zhao Chief Executive Officer and Chief Financial Officer (Principal Executive, Accounting and Financial Officer)